Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and between

CLARUS THERAPEUTICS HOLDINGS, INC., and CLARUS THERAPEUTICS, INC.,

SELLERS,

Tolmar, Inc.

PURCHASER,

AND

TOLMAR HOLDINGS, INC.

GUARANTOR

DATED AS OF OCTOBER 25, 2022

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Exhibits

Exhibit A - Form of Bill of Sale and Assignment
Exhibit B - Form of Intellectual Property Assignment

Schedules

Schedule 2.1(c) - Company Owned Intellectual Property
Schedule 5.11(a) - Assigned Contracts Schedule

Sellers Disclosure Schedules

Schedule 3.4 - Title to Assets; Liens
Schedule 3.5 - Claims, Litigation and Disputes
Schedule 3.6 - Governmental Authorizations
Schedule 3.8 - Contracts
Schedule 3.9(a) - Company Owned Intellectual Property, Company Used Intellectual Property and IP Agreements
Schedule 3.9(b) - United Stated Federal Research Grants and Customary Funding Arrangements with Governmental Authorities
Schedule 3.9(c) - Intellectual Property Claims Brought Against the Sellers
Schedule 3.10 - Taxes
Schedule 3.11 - Leased Real Property
Schedule 3.14 - Inventory
Schedule 3.16(b) - Government Contracts and Government Bids
Schedule 3.16(c) - Noncompliant Government Contracts and Government Bids
Schedule 5.2 - Operation of the Business

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of October 25, 2022 (the “Effective Date”), by and between Clarus Therapeutics Holdings, Inc., a Delaware corporation (“Holdings”), Clarus Therapeutics, Inc., a Delaware corporation (“Clarus” and together with Holdings, the “Sellers”), Tolmar, Inc., a Delaware corporation (the “Purchaser”) and Tolmar Holdings, Inc. (as “Guarantor”).

RECITALS

WHEREAS, the Sellers are a pharmaceutical company focused on the manufacturing, packaging, promotion, marketing, sale, distribution and/or otherwise commercialization of the Product (as defined below);

WHEREAS, the Purchaser is a pharmaceutical company, and is wholly-owned by Guarantor;

WHEREAS, on September 5, 2022 (the “Petition Date”), the Sellers filed voluntary petitions (the “Petitions”) for relief under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101, et seq. (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Sellers manage their business as debtors in possession pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code;

WHEREAS, subject to and upon the terms and conditions herein, the Sellers desire to sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser desires to purchase and acquire from the Sellers, all of the Purchased Assets (as defined below), and assume certain liabilities related to the Business (as defined below), and Guarantor desires to guaranty Purchaser’s obligations hereunder, in each case, subject to the terms and conditions described in this Agreement;

WHEREAS, the transactions contemplated by this Agreement are subject to the approval of the Bankruptcy Court and will be consummated only pursuant to the Sale Order (as defined below) approving such sale free and clear of all Liens and Claims (as defined below), all as more specifically provided in this Agreement, and in accordance with Sections 105, 363 and 365 of the Bankruptcy Code and other applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and the Bidding Procedures Order (as defined below); and

WHEREAS, the Sellers, the Purchaser and Guarantor have negotiated in good faith and at arm’s length for the purchase and sale of the Purchased Assets, and the assumption of certain Liabilities (as defined below) associated therewith, subject to the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, agreements, representations and warranties herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1
DEFINITIONS AND CONSTRUCTION

Section 1.1 Definitions. For the purposes of this Agreement:

“2023 PDUFA Fee” has the meaning set forth in Section 6.1(g).

“Acquired Intellectual Property” has the meaning set forth in Section 2.1(b).

“Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the specified Person at any time during the period for which the determination of affiliation is being made. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and, in any event, and without limitation of the previous sentence, any Person owning more than fifty percent (50%) or more of the voting securities of another Person shall be deemed to control that Person. Notwithstanding the foregoing, under no circumstance will the Purchaser and the Sellers be deemed Affiliates of one another notwithstanding the possession by the Purchaser (whether or not exercised) of any rights with respect to the Sellers or otherwise as a result of the transactions contemplated in this Agreement.

“Agreement” has the meaning set forth in the Preamble.

“Allocation” has the meaning set forth in Section 2.7(a).

“Allocation Statement” has the meaning set forth in Section 2.7(a).

“Alternative Transaction” means a transaction or series of related transactions pursuant to which the Sellers accept a bid for all or a substantial and material portion of the Purchased Assets or any group of assets that includes all or a substantial and material portion of the Purchased Assets, from a Person other than the Purchaser or any Affiliate of the Purchaser, as the highest or best offer, in accordance with the Bidding Procedures Order, but does not mean the sale of goods or services of the Business conducted in the ordinary course of business, other than in accordance with the Bidding Procedures Order.

“Annual Financial Statements” has the meaning set forth in Section 3.12.

“Approved Budget” has the meaning set forth in the Cash Collateral Orders.

“Assigned Contracts Schedule” has the meaning set forth in Section 5.11(a).

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Assumption and Assignment Notice” has the meaning set forth in the Bidding Procedures Order.

“Assumption and Assignment Effective Date” has the meaning set forth in Section 5.11(a).

“Assumption and Assignment Procedures” has the meaning set forth in the Bidding Procedures Order.

“Auction” means the bankruptcy auction of the Sellers’ assets, conducted by the Sellers pursuant to the Bidding Procedures Order.

“Auditor” has the meaning set forth in Section 2.5(c)(vi).

“Backup Bid Expiration Date” has the meaning set forth in the Bidding Procedures.

“Backup Bidder” has the meaning set forth in the Bidding Procedures.

“Bankruptcy Code” has the meaning set forth in the Recitals.

“Bankruptcy Court” has the meaning set forth in the Recitals.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure.

“Bid Deadline” means the deadline set in the Bidding Procedures Order for “Qualified Bidders” to submit “Qualified Bids” to purchase the Purchased Assets, as those terms are defined in the Bidding Procedures Order.

“Bidding Procedures” means the procedures governing the solicitation of bids and the conduct of the Auction for the Purchased Assets under the supervision of the Bankruptcy Court, which are attached as an exhibit to the Bidding Procedures Order.

“Bidding Procedures Order” means an order of the Bankruptcy Court (including any attachments thereto) that, among other things, approves the Bidding Procedures, and the Assumption and Assignment Procedures.

“Bill of Sale and Assignment” has the meaning set forth in Section 2.9(a)(i).

“Business” means the Sellers’ business related to the Product anywhere in the world, including the Exploitation of the Product, as conducted by the Sellers prior to the Petition Date.

“Business Day” means a day, other than Saturday, Sunday or any day on which banking institutions in Delaware are closed either under applicable Law or action of any Governmental Authority.

“Business Payments” has the meaning set forth in Section 5.14.

“Cash Collateral Orders” means the Order or Orders of the Bankruptcy Court entered in the Chapter 11 Cases authorizing the debtors use of cash collateral.

“Cash Payment” has the meaning set forth in Section 2.5(a).

“Catalent” has the meaning set forth in Section 2.9(a)(v).

“Catalent Amendment” has the meaning set forth in Section 2.9(a)(v).

“Chapter 5 Actions and Claims” means, with respect to any Person, all avoidance actions, claims or causes of action that constitute property of such Person’s bankruptcy estate under Section 541 of the Bankruptcy Code, including claims and causes of action under Chapter 5 of the Bankruptcy Code or any other applicable law, and all proceeds therefrom.

“Chapter 11 Cases” means the cases commenced by the Sellers on the Petition Date under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court.

“Chargebacks” means credits, rebates, refunds, copay redemptions and related fees, service fees, patient assistance fees, administrative fees, wholesaler fees, liabilities arising out of or relating to the return of any Product, or other amounts payable or reimbursed, and any derivative costs or fees related to any of the foregoing, in each case to the extent attributable to Products sold and to the extent actually incurred or reasonably accrued and not already deducted in the amount invoiced.

“Claim” has the meaning set forth in Section 101(5) of the Bankruptcy Code.

“Closing” has the meaning set forth in Section 2.8.

“Closing Date” has the meaning set forth in Section 2.8.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, including the regulations promulgated thereunder.

“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between the Sellers and any labor organization or other authorized employee representative representing Service Providers.

“Combination Product” means a Product either (1) sold in the form of a combination product containing both a Product and one or more active pharmaceutical or therapeutic ingredient(s) as separate molecular entity(ies) that are not a Product; or (2) sold in a form that is any combination of a Product and another pharmaceutical or therapeutic product that contains at least one other active pharmaceutical or therapeutic ingredient that is not a Product, where such products are not formulated together but are sold together (e.g., bundled) as a single product and invoiced as one product.

“Commercialization” means, with respect to a product, any and all processes and activities directed to the marketing, promotion, distribution, offering for sale, sale, having sold, importing, having imported, exporting, having exported, or other commercialization of such product, but excluding activities directed to manufacturing or development. “Commercialize” and “Commercializing” shall have their correlative meanings.

“Commercially Available IP” means commercially available Intellectual Property licensed to the Sellers for fees less than $50,000 per year, including commercially available software and other Intellectual Property licensed to the Sellers under so-called “shrink-wrap” licenses for fees less than $50,000 per year.

“Commercially Reasonable Efforts” means, with respect to the efforts to be expended by a party with respect to any objective, the diligence and good faith efforts to accomplish such objective as a similarly situated pharmaceutical company would normally use to accomplish a similar objective with respect to a product that is at a similar stage in its development or product life and is of similar market potential taking into account efficacy, safety, approved labeling, the patent and other proprietary position of the product, and other relevant factors.

“Company IP Registrations” means all Intellectual Property owned or purported to be owned, in whole or in part by the Sellers that is subject to any issuance registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered Trademarks, domain names and Copyrights, issued and reissued Patents and pending applications or filings for any of the foregoing.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned, in whole or in part by the Sellers, and required for, reasonably necessary for or used or held for use in connection with the Business, including all Company IP Registrations and the Intellectual Property as set forth on Schedule Section 2.1(c).

“Company Used Intellectual Property” means the Sellers’ rights and interest in all Intellectual Property owned or controlled by a Third Party and licensed or otherwise made available to the Sellers or any Subsidiary or used or held for use by the Sellers or any Subsidiary, in whole or in part, that is required for, reasonably necessary for or used or held for used in connection with the Business.

“Confidential Information” means any information that is not generally known to the public and that is or has been used, developed or obtained by the Sellers and their Affiliates to the extent it relates to the Purchased Assets, including: (i) products or services; (ii) fees, costs and pricing structures; (iii) designs and specifications; (iv) analyses; (v) drawings, photographs and reports; (vi) computer software, including electronic mail, operating systems, applications and program listings; (vii) flow charts, transaction summaries and models, manuals and documentation; (viii) databases; (ix) financial reports, investment summaries, and accounting and business methods; (x) ideas, formulas, compositions, inventions, devices, new developments, methods and processes, whether patentable or unpatentable and whether or not reduced to practice; (xi) supplier, customers and clients and supplier, customer, contact or client lists and other marketing data or plans; (xii) know-how; (xiii) manufacturing and production processes and techniques; (xiv) research and development information; (xv) files and records; and (xvi) all similar and related information in whatever form, except that Confidential Information will not include any information that (1) has been published in a form generally available to the public or becomes part of public domain, other than as a result of a disclosure by the parties hereto or their respective representatives; (2) was known or was otherwise in possession of the receiving party prior to the time of disclosure of such information by the disclosing party; or (3) is developed by the receiving party independent of and without reference to any Confidential Information disclosed by the disclosing party under this Agreement.

“Contingent Payments” has the meaning set forth in Section 2.5(c).

“Contract” means any written contract, agreement, lease, license, commitment, understanding, franchise, warranty, guaranty, mortgage, note, bond or other instrument or consensual obligation that is legally binding, and any amendments, modifications or supplements thereto.

“Contract Counterparty” means a non-Debtor counterparty to a Contract.

“Contract Quarter” means the three (3)-month period commencing on the first day of the month following the Closing Date, and each successive three (3)-month period thereafter.

“Contract Year” means the twelve (12)-month period commencing on the first day of the month following the Closing Date, and each 12-month period beginning with the corresponding day in subsequent calendar years.

“Copyrights” means all copyrights, including copyrights in software and in the content contained on any Web site, artwork (including editable jpeg images), packaging material, patient information leaflets, promotional material, advertising material, and those which are registered, applied for registration or used, whether registrable or not, by the Sellers, and rights to sue for past infringement thereof.

“Creditable Chargebacks” means all Chargebacks owing by the Sellers in respect of any Products sold by or on behalf of any of the Sellers or their Affiliates prior to the Closing and satisfied by the Purchaser.

“Creditable Chargebacks Offset” has the meaning set forth in Section 2.5(a).

“Cure Cost” means cure costs, as determined by the Bankruptcy Court, if any, to cure all defaults, if any, and to pay all actual or pecuniary losses that have resulted from such defaults, if any, under a Contract (giving effect to any mutual agreement with the Contract Counterparty to such Contract).

“Deposit” has the meaning set forth in Section 2.6.

“Disputed Contract” has the meaning set forth in Section 5.11(b).

“Disputed Contract Order” has the meaning set forth in Section 5.11(b).

“Employee Plan” means any written: (i) “employee benefit plan” as defined in Section 3(3) of ERISA; (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy; or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case (A) that is sponsored, maintained, administered, contributed to or entered into by the Sellers for the current or future benefit of any current or former Service Provider; or (B) for which the Sellers have any direct or indirect liability.

“Environmental Law” means any Law concerning: (i) the treatment, disposal, emission, discharge, Release or threatened Release of Hazardous Material; or (ii) the protection of the environment (including natural resources, air and surface or subsurface land or waters).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any rules or regulations promulgated thereunder.

“Escrow Agent” means the escrow agent chosen by the Sellers.

“Escrow Agreement” has the meaning set forth in Section 2.6(a).

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Contract” has the meaning set forth in Section 2.2(b).

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Exploitation”, and related terms such as “Exploit”, shall mean, with respect to the Product or any other product, the research, development, manufacture, having manufactured, testing, storage, import, export, distribution, sale, licensing, use, having used, offering for sale, having sold, disposition, registering, holding or keeping (whether for disposal or otherwise), commercializing, advertising, marketing and promotion of the Product or such other product, as applicable, and applying for and receiving Regulatory Approvals, including from the FDA (on compliance with all requirements including clinical trials) related to the Product or such other product, and including the outsourcing of any of the foregoing activities.

“FDA” means the United States Food and Drug Administration.

“Final Order” means an order of the Bankruptcy Court or other court of competent jurisdiction: (i) as to which no appeal, notice of appeal, motion to amend or make additional findings of fact, motion to alter or amend judgment, motion for rehearing or motion for new trial has been timely filed or, if any of the foregoing has been timely filed, it has been disposed of in a manner that upholds and affirms the subject order in all respects without the possibility for further appeal or rehearing thereon; (ii) as to which the time for instituting or filing an appeal, motion for rehearing or motion for new trial shall have expired; and (iii) as to which no stay is in effect; provided, however, that the filing or pendency of a motion under Federal Rule of Bankruptcy Procedure 9024(b) shall not cause an order not to be deemed a “Final Order” unless such motion shall be filed within fourteen (14) calendar days of the entry of the order at issue. In the case of: (A) the Sale Order, a Final Order shall also consist of an order as to which an appeal, notice of appeal, motion to amend or make additional findings of fact, motion to alter or amend judgment, motion for rehearing or motion for new trial has been filed, but as to which the Purchaser, in its sole and absolute discretion, elects to proceed with Closing; and (B) any other order that is required hereunder to be a Final Order, a Final Order shall also consist of an order as to which an appeal, notice of appeal, motion to amend or make additional findings of fact, motion to alter or amend judgment, motion for rehearing or motion for new trial has been filed, but as to which the Purchaser, in its sole and absolute discretion, elects to proceed.

“GAAP” means generally accepted accounting principles in the United States of America, as in effect as of the date hereof and as in effect from time to time.

“Governmental Authority” means any: (i) supernation, nation, region, state, county, city, town, village, district or other jurisdiction; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department or other instrumentality thereof, including any business, company, enterprise or other entity owned or controlled, in whole or in part, by any government and any court or other tribunal); (iv) multinational organization exercising judicial, legislative or regulatory power; or (v) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature of any federal, state, local, municipal, foreign or other government.

“Governmental Authorization” means any approval, consent, ratification, waiver, license, permit, registration or other authorization issued or granted by any Governmental Authority.

“Government Bid” has the meaning set forth in Section 3.16(b).

“Guarantor” has the meaning set forth in the Preamble.

“Hazardous Material” means any waste or other substance that is listed, defined, designated or classified as hazardous, radioactive or toxic or a pollutant or a contaminant under any Environmental Law, including any admixture or solution thereof, and including petroleum and all derivatives thereof or synthetic substitutes therefor, asbestos or asbestos-containing materials in any form or condition and polychlorinated biphenyls.

“IND” means, with respect to any investigational product, an investigational new drug application filed with the FDA under 21 C.F.R. Part 312.

“Indenture Trustee” means U.S. Bank National Association, as trustee and collateral agent for the holders of the Secured Notes, pursuant to the Indenture dated as of March 12, 2020 (as amended and supplemented from time to time), including any assignee thereof or successor thereto acting on behalf of the holders of the Secured Notes (which may include one or more of such holders).

“Intellectual Property” means all of the following anywhere in the world and all legal rights, title or interest in the following arising under Law: (i) all Patents and applications for Patents and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations-in-part, including any future applications or filings of the foregoing; (ii) all Copyrights, Copyright registrations and Copyright applications, copyrightable works and all other corresponding rights; (iii) all mask works, mask work registrations and mask work applications and all other corresponding rights; (iv) all advertising material, trade dress and trade names, logos, Internet addresses and domain names, Trademarks and service marks and related registrations and applications, including any intent to use applications, supplemental registrations and any renewals or extensions, all other indicia of commercial source or origin and all goodwill associated with any of the foregoing; (v) all inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, technology, technical data, trade secrets, confidential business information, manufacturing and production processes and techniques, research and development information, clinical trial data and information, safety data and pharmacovigilance data, financial, marketing and business data, pricing and cost information, business and marketing plans, advertising and promotional materials, customer, distributor, reseller and supplier lists and information, correspondence, records, and other documentation, and other proprietary information of every kind; (vi) all computer software (including source and object code), firmware, development tools, algorithms, files, records, technical drawings and related documentation, data and manuals; (vii) all databases and data collections; (viii) all licenses and permits to the extent transferable; (ix) all rights pertaining to the foregoing, including those arising under international treaties and convention rights; (x) all rights and powers to assert, defend and recover title to any of the foregoing; (xi) all rights to assert, defend, sue, and recover damages for any past, present and future infringement, misuse, misappropriation, impairment, unauthorized use or other violation of any rights in or to any of the foregoing; (xii) all proceeds, income, royalties, damages and payments now and/or hereafter due and payable under and/or in respect of all of the foregoing (including with respect to past, present or future infringement or violation thereof); (xiii) all administrative rights arising from the foregoing, including the right to prosecute applications and oppose, interfere with or challenge the applications of others, the rights to obtain renewals, continuations, divisions, and extensions of legal protection pertaining to any of the foregoing; and (xiv) all other intellectual property rights irrespective of not being registered or applied for registration.

“Intellectual Property Assignment” has the meaning set forth in Section 2.9(a)(iii).

“Inventory” has the meaning set forth in Section 2.1(a).

“IP Agreements” means all agreements (including outstanding decrees, orders, judgments, settlement agreements, or stipulations) to which the Sellers or any of their Subsidiaries is a party which contain provisions: (i) granting to any Person rights in Company Owned Intellectual Property or Company Used Intellectual Property; (ii) granting to the Sellers or any Subsidiary thereof any rights in Company Used Intellectual Property; (iii) consenting to another Person’s use of Company Owned Intellectual Property or Company Used Intellectual Property, or covenanting not to sue any Person for infringement of any such Intellectual Property; (iv) restricting the Sellers’ or any of their Affiliates’ use of Company Owned Intellectual Property or any Company Used Intellectual Property; or (v) that otherwise relate to Intellectual Property covering the Product.

“Judgment” means any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Authority or arbitrator.

“Knowledge of the Sellers” or “the Sellers’ Knowledge” means the actual knowledge of any executive officer of the Sellers after due inquiry into the facts or circumstances supporting any representation, warranty or statement qualified by such terms.

“Law” means any federal, state, local, municipal, foreign, international, multinational, or other constitution, law, statute, treaty, rule, regulation, ordinance or code issued, promulgated or enforced by any Governmental Authority.

“Leased Real Property” has the meaning set forth in Section 3.11.

“Liability” means any debt, liability, assessment, expense, deficiency, judgment, loss, damage, fine, penalty or obligation of any nature, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, disputed or undisputed, express or implied, primary or secondary, direct or indirect, matured or un-matured or determined or determinable due or to become due.

“Lien” means any possessory or non-possessory lien, license (other than with respect to any Company Used Intellectual Property), encumbrance, claim or charge against or other interest in any property or assets, whether voluntary or involuntary and whether statutory or contractual, including any mortgage, deed of trust, deed to secure debt, pledge, assignment, hypothecation, security interest, attachment, judgment, levy, conditional sale agreement, right of first refusal, right of first offer, option, restriction of any kind, including any restriction on use, transfer, receipt of income or exercise of any other attribute of ownership or other arrangement, and including any agreement to give any of the foregoing.

“Marketing Authorization” means each of the registrations, approvals, or other licenses, permits or other authorization granted by a Governmental Authority and held by Sellers relating to the Product necessary for the marketing and sale of such Product, including any NDAs (pursuant to Section 505 of the Act (21 U.S.C. Section 355)) and any supplements, amendments or modification to the foregoing.

“Material Adverse Effect” means any event, change, circumstance, effect or other matter that has a material adverse effect on: (i) the financial condition or results of operations of the Business, taken as a whole; (ii) the condition or value of the Purchased Assets taken as a whole; or (iii) the ability of the Sellers to consummate the transactions contemplated by this Agreement; provided, however, that none of the following, either alone or in combination, will constitute, or be considered in determining whether there has been, a Material Adverse Effect: any event, change, circumstance, effect or other matter resulting from or related to: (A) any Excluded Assets or Excluded Liabilities; (B) conditions generally affecting the manufacture, sale or supply of any pharmaceutical product, changes in Law or generally accepted accounting principles or enforcement or interpretation thereof; (C) general economic or political events or, conditions, or developments affecting the financial, banking, credit or securities markets generally, including changes in interest, exchange or inflation rates, (D) any outbreak or escalation of war or major hostilities or any act of terrorism, sabotage (including cyber-attacks) natural disaster or calamity; (E) any failure, in and of itself, of the Sellers to meet any published or internally prepared projections, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics; (F) any action taken or failed to be taken pursuant to or in accordance with this Agreement or at the request of, or consented to by, the Purchaser; (G) the filing or continuation of the Chapter 11 Cases or any action approved by the Bankruptcy Court (or any other Governmental Authority in connection with any such Proceeding); (H) the execution or delivery of this Agreement, the consummation of the transactions contemplated by this Agreement or the public announcement or other publicity with respect to any of the foregoing; (I) any change in or termination of the relationship of the Sellers with their Service Providers, customers or suppliers; or (J) events, changes, conditions or effects relating to or caused by a COVID-19 pandemic.

“Materials of Environmental Concern” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law.

“Net Receivables” has the meaning set forth in Section 2.5(a).

“Net Revenues” means the gross revenues invoiced of the Product in connection with the sale, lease or other transfer for value to a Third Party in a bona fide, arm’s length transaction, less the following deductions from such gross revenues, in each case to the extent attributable to the Product and to the extent actually incurred or reasonably accrued and to the extent not already deducted in the amount invoiced:

(a) trade and quantity and/or cash discounts actually allowed or taken;

(b) governmental customs, duties, sales, withholding and similar taxes (including, for the avoidance of doubt value added or import/export taxes, sales taxes and excise taxes but excluding taxes based on income), if any, imposed on the Product, to the extent directly related to such sale; as well as any amount of branded prescription pharmaceutical fee allocable to the sale of Product and paid by Purchaser, its Affiliates or licensees under Section 9008 of the Affordable Care Act (P.L. 111-148), as amended;

(c) amounts actually allowed or credited by reason of rejections, return of goods (including as a result of recalls), any retroactive price reductions or allowances specifically identifiable as relating to the Product (including those resulting from inventory management or similar agreements with wholesalers);

(d) amounts incurred resulting from government-mandated rebate programs, including programs mandated by any agency thereof;

(e) rebates actually given to a Third Party specifically for Product;

(f) freight, postage, shipping and applicable insurance charges, to the extent same are separately itemized in the invoice price and charged to the Purchaser;

(g) patient discount programs, including associated Core Program Fees, Transaction Fees, and Value Added Service Fees (as each of those terms is defined in that certain Master Services Agreement between PSKW, LLC and Seller Clarus Therapeutics, Inc. dated January 22, 2020), and chargebacks or similar price concessions related to the provision of the Product; and

(e) to the extent agreed by the parties in writing, any other specifically identifiable appropriate allowances or deductions that were actually credited as may be similar to those deductions listed above.

Sales of Product between or among Purchaser, its Affiliates and licensees shall be excluded from the computation of Net Revenues if such sales are not intended for end use, but Net Revenues shall include the subsequent final sales to Third Party customers by Purchaser or any such Affiliates or licensees. Net Revenues shall not include any disposition or sales of Products supplied (i) for use in clinical or pre-clinical trials of Products, (ii) distributed at or below cost of goods to: indigent patients or otherwise under compassionate use or other reduced pricing programs, including Products provided through a patient assistance program, or (iii) for promotional sampling, including free samples of Products sold at or below cost of goods as named patient sales or provision of goods in connection with named patient programs, patient assistance, test marketing programs, non-registrational studies and similar programs or studies.

If a Product is sold as a Combination Product, then the Net Revenues of such Product for the purpose of calculating payments owed under this Agreement for sales of such Product, shall be determined as follows: first, Purchaser shall determine the actual Net Revenues of such Combination Product (using the above provisions) and then such amount shall be multiplied by the fraction A/(A+B), where A is the invoice price of such Product, if sold separately, and B is the total invoice price of the other active pharmaceutical or therapeutic ingredient(s) in such Combination Product if sold separately. If any other active pharmaceutical or therapeutic ingredient in such Combination Product is not sold separately, Net Revenues shall be calculated by multiplying actual Net Revenues of such Combination Product by a fraction A/C where A is the invoice price of such Product if sold separately and C is the invoice price of such Combination Product. If the Product in such Combination Product is not sold separately, then the adjustment to Net Revenues shall be determined by the Parties in good faith to reasonably reflect the fair market value of the contribution of such Product in such Combination Product to the total fair market value of such Combination Product. For the avoidance of doubt, this paragraph shall not limit or modify the applicable reductions to Net Revenues above.

“NDA” means a new drug application for a drug filed in accordance with 21 C.F.R. Part 314, and all supplements filed pursuant to the requirements of the FDA.

“Non-Proration Items” has the meaning set forth in Section 9.2.

“Order” means any writ, judgment, decree, injunction, stipulation, settlement, subpoena, determination, ruling or similar order, writ, ruling, determination, arbitration award, directive or other requirement of any Governmental Authority (in each case whether preliminary or final).

“Other Sellers Taxes” has the meaning set forth in Section 9.2.

“Outside Date” has the meaning set forth in Section 5.9(b)(ii).

“Patent” means all patents and industrial designs, including any continuations, divisionals, continuations-in-part, renewals, reissues and applications for any of the foregoing, and rights to pursue future applications and filings for any of the foregoing and to rights to sue for past infringement thereof.

“Person” means an individual or an entity, including a corporation, limited liability company, general or limited partnership, trust, association or other business or investment entity, or any Governmental Authority.

“Petition” has the meaning set forth in the Recitals.

“Petition Date” means September 5, 2022.

“Post-Closing Access and Cooperation Period” has the meaning set forth in Section 10.15(a).

“Previously Omitted Contract” has the meaning set forth in Section 5.11(e).

“Previously Omitted Contract Election” has the meaning set forth in Section 5.11(e).

“Previously Omitted Contract Assignment and Assumption Notice” has the meaning set forth in Section 5.11(f).

“Proceeding” means any action, arbitration, audit, examination, investigation, hearing, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator, excluding, in each case, routine administrative activities with respect to obtaining, maintaining and renewing Marketing Authorization and authorizations required for manufacturing, storage and distribution of products, and prosecution, renewals and similar activities pertaining to Intellectual Property before the United States Patent and Trademark Office, the United States Copyright Office or any foreign counterpart of either of them.

“Product” means the testosterone undecanoate product marketed by the Sellers as JATENZO® pursuant to NDA No. 206089.

“Product Claim” means a claim of a Third Party, irrespective of the legal theory asserted, for actual or alleged physical injury, death, medical care or medical monitoring or loss or damage to property arising out of or in connection with the design, manufacture, testing, advertising, marketing, distribution, sale or use of the Product.

“Product Trademarks” means the Trademarks used or held for use by the Sellers or their Affiliates for the Product in the Business and any registrations thereof or any pending applications relating thereto, including any unregistered Trademark rights related to the Product as may exist through use before, on or after the Closing Date.

“Proration Items” has the meaning set forth in Section 9.2.

“Purchase Price” has the meaning set forth in Section 2.5.

“Purchased Assets” has the meaning set forth in Section 2.1.

“Purchased Contracts” means all Contracts set forth on Schedule 5.11(a) and any other Contract deemed to be a Purchased Contract pursuant to this Agreement, which Contracts are assumed by the Sellers and assigned to the Purchaser in accordance with Section 5.11 and pursuant to the Sale Order or a Section 365 Order, as applicable.

“Purchaser” has the meaning set forth in the Preamble.

“Qualified Bid” has the meaning set forth in the Bidding Procedures Order.

“Receivables” has the meaning set forth in Section 2.1(i).

“Regulatory Approval” shall mean (a) any approval by the FDA of any NDA with respect to a product; and (b) any other approval, decision, license, registration, designation or authorization by a Governmental Authority necessary to lawfully Exploit a product, in each case of clauses (a) and (b), together with any approval of any subsequent submissions, supplements or amendments thereto or any applications therefor.

“Regulatory Documentation” shall mean original documents in any format in the possession or control of the Sellers as of the Closing, of all Regulatory Approvals, dossiers, quality specifications for the manufacture, import, release and testing of the Product and its components and all correspondence with, or reports or other materials submitted to, any Governmental Authority related to the Exploitation of the Product, including all U.S. and non-U.S. regulatory applications, filings, submissions and approvals (including all INDs and NDAs with the FDA, and all complaint files, periodic safety reports and adverse drug experience reports) for the Product, the Exploitation of the Product or use of any Purchased Asset or related to the Business, and all technical and other information contained therein, and all correspondence with the FDA and other Governmental Authorities relating to any of the foregoing, including correspondence related to any serious adverse events associated with the Product.

“Release” means the release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migrating of any Hazardous Material into the environment.

“Royalty Term” means the period commencing on the Closing Date and continuing until the third anniversary of the Closing Date.

“Sale Order” means, collectively, one or more orders of the Bankruptcy Court in form and substance acceptable to the Purchaser and the Sellers: (i) approving the sale of the Purchased Assets and the assumption and assignment of the Purchased Contracts to the Purchaser (or such other bidder chosen as the Successful Bidder at the Auction) free and clear of all Claims and Liens pursuant to Section 363(f) of the Bankruptcy Code, on the terms and conditions set forth in this Agreement; (ii) approving the Backup Bidder chosen at the Auction and the asset purchase agreement submitted by such Backup Bidder; (iii) authorizing consummation of the transactions contemplated hereby; (iv) containing a finding that the transactions contemplated by this Agreement are undertaken by the Sellers and the Purchaser (solely in its capacity as such) at arm’s length, without collusion and in good faith by the Purchaser within the meaning of Section 363(m) of the Bankruptcy Code; (v) except for Assumed Liabilities, assuring that the Purchaser shall not assume any of the Sellers’ liabilities and will not be subject to successor liability for any claims or causes of action of any kind or character against the Sellers, whether known or unknown, unless expressly assumed as an Assumed Liability pursuant to this Agreement; (vi) providing that the Bankruptcy Court shall retain jurisdiction to hear any disputes arising in connection with the transactions contemplated by this Agreement; and (vii) permitting the Purchaser to waive, in its sole discretion, the 14-day stay period under Rule 6004(h) of the Federal Rules of Bankruptcy Procedure.

“Schedule” means a schedule included in the Sellers Disclosure Schedule and the other schedules attached hereto.

“SEC” means the Securities and Exchange Commission.

“Section 365 Order” means with respect to any Contract not assumed and assigned to the Purchaser pursuant to the Sale Order, an Order of the Bankruptcy Court in form and substance acceptable to the Purchaser and the Sellers authorizing such assumption and assignment to the Purchaser. The term Section 365 Order includes a Disputed Contract Order.

“Secured Notes” means those certain 12.5% Senior Secured Notes due 2025 issued by Clarus Therapeutics, Inc. pursuant to that certain Indenture, dated as of March 12, 2020 (as amended and supplemented from time to time).

“Sellers” has the meaning set forth in the Preamble.

“Sellers Disclosure Schedule” has the meaning set forth in ARTICLE 3.

“Sellers SEC Documents” means all forms, statements, documents and reports filed or furnished by the Sellers with the SEC since January 1, 2021, as amended through the date hereof.

“Service Provider” means any director, officer, employee or individual independent contractor of the Sellers.

“Straddle Period” means any taxable period beginning before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to a specified Person, any corporation or other Person of which equity securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred), are held directly or indirectly by the specified Person. When used in this Agreement without reference to a particular Person, “Subsidiary” means a Subsidiary of the Sellers. Notwithstanding the foregoing, under no circumstance will the Sellers be deemed a Subsidiary of the Purchaser notwithstanding the possession by the Purchaser (whether or not exercised) of any rights of control with respect to the Sellers.

“Successful Bidder” has the meaning set forth in the Bidding Procedures.

“Tax” means: (i) any federal, state, local, foreign or other tax, charge, fee, duty (including customs duty), levy or assessment, including any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee’s income withholding, other withholding, unemployment or social security or other tax of whatever kind (including any fee, assessment or other charges in the nature of or in lieu of any tax) that is imposed by any Governmental Authority; and (ii) any interest, fines, penalties or additions resulting from, attributable to, or incurred in connection with any items described in this paragraph or any related contest or dispute.

“Tax Return” means any report, return, declaration, claim for refund, or information return or statement related to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party” means any Person and/or group of Persons (including any Governmental Authority) other than the Sellers, the Purchaser or any of their respective Affiliates.

“Trademarks” means trademarks, trade names, service marks, designs, logos, brand names, emblems, signs or insignia, slogans, Internet addresses and domain names, other similar designations of source or origin and general intangibles of like nature, together with the registrations and applications for registrations pertaining to any of the foregoing, any derivations of any of the foregoing, all goodwill associated therewith, and rights to sue for past infringement thereof.

“Transfer Taxes” has the meaning set forth in Section 9.1.

Section 1.2 Construction. Any reference in this Agreement to an “Article,” “Section,” “Exhibit” or “Schedule” refers to the corresponding Article, Section, Exhibit or Schedule of or to this Agreement, unless the context indicates otherwise. The table of contents and the headings of Articles, Sections and Schedules are provided for convenience only and are not intended to affect the construction or interpretation of this Agreement. All words used in this Agreement are to be construed to be of such gender or number as the circumstances require. The words “including,” “includes” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance. Where this Agreement states that a party “shall”, “will” or “must” perform in some manner or otherwise act or omit to act, it means that the party is legally obligated to do so in accordance with this Agreement. Any reference to a statute is deemed also to refer to any amendments or successor legislation as in effect at the relevant time. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date. Words such as “herein,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear, unless the context otherwise requires. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.” References to “any” shall mean “any and all,” and “or” is used in the inclusive sense of “and/or.”

ARTICLE 2

THE TRANSACTION

Section 2.1 Sale and Purchase of Purchased Assets. In accordance with the provisions of this Agreement and the Sale Order, and except as set forth in Section 2.2, at and effective as of the Closing, the Sellers will, and/or will cause their Subsidiaries to the extent transferable under applicable Law, sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser will purchase and acquire from the Sellers, all of the Sellers’ right, title and interest in and to all of the properties and assets of the Sellers used in connection with the Business as of the Closing Date, free and clear of all Liens and Claims other than the Assumed Liabilities, including the following (all of the assets to be sold, conveyed, assigned, transferred or delivered to the Purchaser are referred to as the “Purchased Assets”):

(a) Inventory. All right, title and interest in and to (i) any raw materials (including work in process, buffer stock held by vendors, dies and active pharmaceutical ingredients inventory, and all components and materials used in the manufacture of the Product), finished goods and other inventory of the Product in the possession or control of, or otherwise held by or on behalf of, or owned by the Sellers; and (ii) all good and marketable unbroken lots of packaged finished goods inventory of any Product in the possession or control of, or otherwise held by or on behalf of, the Sellers as of Closing, regardless of where located, and all rights to receive refunds, rebates or credits in connection therewith (for the avoidance of doubt, the Purchased Assets also include all manufactured product, packaging material, compounds and any other similar assets relating to the Product, and any assets that are under manufacture) (collectively, “Inventory”);

(b) Intellectual Property. All Company Owned Intellectual Property and all Company Used Intellectual Property including: (i) any Company IP Registrations therein, (ii) all of the Sellers’ and Subsidiaries’ worldwide Intellectual Property rights in connection with the Product, (iii) the Company Owned Intellectual Property set forth on Schedule 2.1(c); and (iv) any other Company Used Intellectual Property set forth on Schedule 3.9(a) of the Sellers Disclosure Schedule (collectively, the “Acquired Intellectual Property”);

(c) Purchased Contracts. All Purchased Contracts and all rights thereunder, other than rights and defenses pertaining to any Excluded Liabilities;

(d) Authorizations. All worldwide Governmental Authorizations held by the Sellers, to the extent transferable, relating to any Purchased Asset, Assumed Liability or the Business, and all Regulatory Approvals, to the extent transferable, held by the Sellers or any Subsidiary with respect to the Exploitation of the Product, and all rights under, interests in and deposits under the foregoing, and pending applications for any thereof, including the Governmental Authorizations and Regulatory Approvals listed on Schedule 3.6 of the Sellers Disclosure Schedule, including the Marketing Authorizations.

(e) Advertising Materials. All advertising, marketing, market research, sale and promotional files and materials (including any television, radio and print content and materials), pricing lists, consulting deliverables and other related literature, catalogs, point of sale materials and Web site content, including all Company Owned Intellectual Property therein, relating to any Purchased Asset, Assumed Liability or the Business that are within the Sellers’ control or accessible to the Sellers;

(f) Books and Records. All Regulatory Documentation, information, books, records, files and papers, client and customer lists, supplier and vendor lists, purchase orders and quotes, sales and purchase invoices, production reports, customer and supplier lists, distribution lists, inventory cost records, mailing lists, forms, quality control records and procedures, standard operating procedures, information and records, financial and accounting records, correspondence, memoranda, documentation relating to sales Taxes, relating to any Purchased Asset, Assumed Liability, the Product or the Business that are within the Sellers’ control or accessible to the Sellers, including any original documentation relating to the Acquired Intellectual Property, in each case in any format;

(g) Claims. All of the Sellers’ claims, warranties (express and/or implied), rights, guarantees, indemnities and similar rights, credits, causes of action, defenses and rights of recovery or set-off, rights of subrogation and all other rights of any kind against Third Parties relating to or arising from any of the Purchased Assets or Assumed Liabilities, including any commercial tort claims and unliquidated rights under manufacturers’ and vendors’ warranties related to the Purchased Assets;

(h) Prepaid Expenses and Deposits. All credits, prepaid charges and expenses, deferred charges, advance payments, deposits and prepaid items related to the Purchased Assets, including prepaid rent, but excluding any prepaid insurance and any prepaid corporate income taxes;

(i) Receivables. All accounts receivable and other receivables (together with any unpaid interest or fees accrued thereon or other amounts due with respect thereto) arising from or relating to the Purchased Assets or the Business prior to the Closing, and all causes of action pertaining to the collection of the foregoing, (the “Receivables”);

(j) Equipment. All furniture, fixtures, equipment, and other similar personal property owned by the Sellers and used in the manufacture of the Product, including all trade fixtures, supplies, computer equipment, applications, systems and motor vehicles, including any substitutions or replacements thereof, which may occur within the ordinary course of business, made between the date of this Agreement and the Closing Date, regardless of where located; and

(k) Other Assets; Goodwill. All other tangible and intangible assets utilized by the Sellers in the operation of the Business, including the goodwill associated with the Business.

Section 2.2 Excluded Assets. Notwithstanding the terms of Section 2.1, the Sellers will retain and will not sell, convey, assign, transfer or deliver to the Purchaser, and the Purchaser will not purchase or acquire, and the Purchased Assets do not include, any of the following assets described below (the “Excluded Assets”):

(a) Equity Interests. All equity interests in the Sellers;

(b) Contracts. All Contracts that are not assigned to the Purchaser pursuant to Section 5.11 (each, an “Excluded Contract”);

(c) Employee Plans. All rights and interests related to the Employee Plans.

(d) Books and Records. All minute books and records, stock ledgers, Tax records and all other materials that the Sellers are required by Law to retain or which relate primarily to an Excluded Asset or Excluded Liability; provided, however, that the Sellers shall provide the Purchaser with reasonable access to and copies of any such materials;

(e) Insurance. All insurance providing coverage for current or former directors and officers, and all claims and proceeds to the extent related to the Excluded Assets and Excluded Liabilities;

(f) Claims. All rights, claims or causes of action that the Sellers may have against any Person with respect to any Excluded Assets or Excluded Liability;

(g) Chapter 5 Actions and Claims. All Chapter 5 Actions and Claims;

(h) Estate Claims. All estate claims of the Sellers;

(i) Accounts and Deposits. All (i) cash, and cash equivalents, bank deposits, investment accounts, lockboxes, certificates of deposit, marketable securities, bank accounts, corporate credit cards and other similar cash items; and (ii) retainers or prepaid charges and expenses for Sellers’ professional advisors;

(j) Prepaid Expenses. All prepaid charges and expenses of the Sellers to the extent related to the Excluded Assets;

(k) Tax Refunds. All rights to refunds, rebates, credits or similar benefits relating to Taxes and other governmental charges of whatever nature attributable to any period of time (or portion thereof) ending on or prior to the Closing Date; and

(l) This Agreement. All of the Sellers’ rights under this Agreement and all agreements ancillary to this Agreement (including payments comprising part of the Purchase Price).

Section 2.3 Assumed Liabilities. In accordance with the provisions of this Agreement and the Sale Order, at the Closing, the Purchaser will assume and pay or perform and discharge when due the following Liabilities of the Sellers, in each case other than the Excluded Liabilities (the “Assumed Liabilities”):

(a) Contractual Liabilities. All Liabilities arising after the Closing under the Purchased Contracts and the Governmental Authorizations included in the Purchased Assets to the extent that such Liabilities are related to and are required to be performed during the periods after Closing, and any additional post-petition administrative expenses arising under Disputed Contracts and Previously Omitted Contracts arising after the Closing Date (or, if the Closing Date is extended, from and after October 27, 2022), pending the determination whether such Disputed Contracts will be assumed and assigned or rejected, as set forth in Sections 5.11(b) and 5.11(f) hereof;

(b) Cure Costs. All Cure Costs with respect to Purchased Contracts, subject to any renegotiation or other mutual agreement with the Contract Counterparty to such Purchased Contracts which shall supersede the amounts set forth in the Assigned Contracts Schedule;

(c) Transfer Taxes. All Liabilities for Transfer Taxes borne by the Purchaser pursuant to Section 9.1;

(d) Third Party Liabilities. All Liabilities arising out of or relating to lawsuits and claims of Third Parties, irrespective of the legal theory asserted, to the extent arising from the operation or use of the Purchased Assets from and after the Closing Date by the Purchaser or its Affiliates or on their behalf;

(e) Product Claims. All Liabilities arising out of or relating to Product Claims relating to the Product (including claims alleging defects in the Product and claims involving the death of or injury to any individual relating to the Product), but only to the extent that such Product were sold or distributed from and after the Closing Date by the Purchaser or its Affiliates, or on their behalf;

(f) Recalls. All Liabilities for any recall, withdrawal, retrieval or post-sale warning with respect to Products sold from and after the Closing Date by the Purchaser or its Affiliates or on their behalf;

(g) Taxes. All Liabilities, other than Taxes which are addressed in Article 9, arising out of or relating to the ownership, possession, use, operation, management, business integration, sale or lease of the Purchased Assets or Products from and after the Closing Date by or on behalf of the Purchaser or its Affiliates, including, without limitation, all Liabilities of the Purchaser or any of its Affiliates for income Taxes and other Taxes incurred on, in connection with or properly allocable to the sale by the Purchaser or any of its Affiliates of Products for all taxable periods or portions thereof beginning after the Closing Date;

(h) Maintenance Costs. Except as expressly provided herein or in any of the agreements contemplated by this Agreement, all Liabilities for out-of-pocket fees, costs or expenses in connection with obtaining and maintaining, in the ordinary course of Business, any Governmental Authorization or Product Trademark required for the manufacture, importation or sale of Product in and for the United States from and after the Closing Date;

(i) Chargebacks. Liabilities arising from Chargebacks payable in respect of any Products sold from and after the Closing Date by Purchaser or its Affiliates; and

(j) IP Validation. All costs and expenses, including reasonable attorneys’ fees, incurred by the Sellers in connection with the validation of CTI-00EPD1 by the Sellers prior to the Closing, up to an aggregate amount of $20,000 (the “Pre-Closing IP Validation Cap”). If the Sellers’ assistance is requested by the Purchaser and there are any Seller costs or expenses, including reasonable attorneys’ fees of the Sellers’ counsel, in connection with the validation of CTI-00EPD1 during the period commencing on the Closing Date and ending one year thereafter, the Purchaser shall satisfy those directly.

Section 2.4 Excluded Liabilities. Notwithstanding any other provision of this Agreement or any other writing to the contrary, the Purchaser is assuming only the Assumed Liabilities and except for the Assumed Liabilities, it is not assuming, nor shall it agree to pay, perform, be responsible for or discharge, any other Liability of the Sellers or any Affiliate of the Sellers or the Business including the Business, of whatever nature, whether presently in existence or arising hereafter, and whether absolute, contingent, accrued, known or unknown (the “Excluded Liabilities”). Without limiting the generality of the prior sentence, Excluded Liabilities include the following:

(a) Operating Liabilities. All Liabilities which are not Assumed Liabilities to the extent relating to claims, events or conditions arising out of or relating in any way to the operation of the Business or the ownership of the Purchased Assets prior to the Closing, including as a result of the manufacture, design, use, operation, storage, acquisition, development or construction of a Purchased Asset during the period prior to the Closing, and any Liabilities for warranty claims and product liability claims, intellectual property infringement claims or similar claims, whether occurring prior to or post-Closing, and all Liabilities to customers relating to any Product sold by or on behalf of the Sellers prior to the Closing;

(b) Taxes. Any Liability for Taxes of the Sellers or attributable to the Business or the Purchased Assets for any period of time (or portion thereof) ending on or prior to the Closing Date (other than the Taxes expressly assumed by the Purchaser pursuant to Section 9.1 and Section 9.2), and any Liability for Taxes attributable to the Excluded Assets at any time;

(c) Employee Liabilities. All Liabilities and obligations arising out of, relating to or in connection with any Person employed by, acting as an independent contractor on the property of or on behalf of, or serving as an officer or director of the Sellers or their Affiliates at any time, including those related to payment, claims, indemnification claims, or benefits under workers’ compensation Laws, which includes, for the avoidance of doubt, claims arising under the Worker Adjustment and Retraining Notification Act, or any other Law;

(d) Employee Plans. All Liabilities related to the Employee Plans or the Service Providers.

(e) Costs. All Liabilities of the Sellers for costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby;

(f) Recalls. All Liabilities arising out of or relating to the voluntary or mandatory recall or market withdrawal of any Product or post-sale warning in respect of any Product sold by or on behalf of any of the Sellers or their Affiliates prior to the Closing;

(g) Pre-Closing Liabilities Under Purchased Contracts. All Liabilities under any Purchased Contracts arising or relating to a period prior to the Closing, other than the applicable Cure Cost (subject to any renegotiation or adjustment thereof);

(h) Contract Liabilities. Liabilities arising under or related to the Excluded Contracts or any other Contracts which are not validly and effectively assigned to the Purchaser pursuant to this Agreement, or Liabilities arising from or related to Purchased Contracts which arise out of any defaults or breaches by the Sellers or any of the Subsidiaries, relating to a period prior to the Closing whether it occurs prior to or post-Closing;

(i) Breach of Law. Liabilities arising out of or based on any violation, on or prior to the Closing Date, of any statute, law, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority to which Sellers, their Affiliates, or the Business is subject, including any criminal acts by Sellers or their Affiliates;

(j) Litigation Claims. Any litigation claims against the Sellers, including any tort claims, breach of contract claims, employment claims and discrimination claims;

(k) Chargebacks. Liabilities arising from Chargebacks payable in respect of any Products sold by or on behalf of any of the Sellers or their Affiliates prior to the Closing;

(l) Trade Accounts Payable. Any Liability for trade accounts payable;

(m) Environmental. Any Liabilities arising under any Environmental Law;

(n) Real Property. Except for Cure Costs, any Liabilities arising from or relating to any lease agreement or real property interest of the Sellers or their Affiliates, or any other real estate that was otherwise used in connection with the Business;

(o) Transaction Expenses. Any Liabilities of the Sellers or their Affiliates arising under or relating to this Agreement, including any brokers, finder, agent or other fees or commissions in connection with the transactions contemplated hereunder;

(p) Indebtedness. Any Liability in respect of any indebtedness for borrowed money of the Sellers, including any Liability in respect of the Secured Notes;

(q) Excluded Assets. Any Liability arising out of or related to any Excluded Asset; and

(r) Other. Any Liabilities that are not Assumed Liabilities.

For the avoidance of doubt, all Liabilities arising out of, relating to or incurred in connection with the Purchased Assets arising out of and related to the period after the Closing shall be Liabilities of the Purchaser.

Section 2.5 Consideration.

(a) The consideration for the Purchased Assets (the “Purchase Price”) consists of: (i) cash in the amount of $7,250,000.00 at Closing (the “Cash Payment”); (ii) future Contingent Payments (subject to the terms and conditions of Section 2.5(c)); and (iii) the assumption of the Assumed Liabilities. In addition, the Purchaser shall pay to the Sellers the net amount remaining, if any, from the aggregate amount of Receivables received or collected by the Purchaser post-Closing after payment of the aggregate amount of Creditable Chargebacks (the “Net Receivables”). If the aggregate amount of Creditable Chargebacks exceeds the aggregate amount of Receivables received or collected by Purchaser post-Closing, Purchaser shall be entitled to set off such excess against any Contingent Payments that may become payable hereunder (the “Creditable Chargebacks Offset”). The Purchaser shall pay the Net Receivables or, if no Net Receivables are payable, notify the Sellers of a Creditable Chargebacks Offset no later than forty-five (45) days following the end of the Royalty Term.

(b) The Purchaser shall pay all amounts due pursuant to Section 2.5(a) or Section 2.5(c) in United States Dollars, in each case, by wire transfer of immediately available funds to the bank account(s) the Sellers designate in writing from time to time.

(c) Contingent Payments. The Purchaser shall pay the following amounts as and to the extent they become due and payable under the terms of this Section 2.5(c) (the “Contingent Payments”):

(i) Royalty. The Purchaser shall pay to the Sellers, in respect of each Contract Year in the Royalty Term, an amount equal to (A) six percent (6%) of the Purchaser’s Net Revenue from sales of the Product within the United States, up to Net Revenue in an amount of twenty million United States Dollars ($20,000,000.00) in such Contract Year; and (B) ten percent (10%) of the portion of Purchaser’s Net Revenue in excess of the first twenty million United States Dollars ($20,000,000.00) in such Contract Year; provided, however, that the minimum amount payable pursuant to this Section 2.5(c)(i) with respect to each full Contract Year during the Royalty Term (irrespective of whether the foregoing calculation yields a lower amount) shall be five hundred thousand United States Dollars ($500,000.00). Contingent Payments under this clause (i) shall be paid quarterly in arrears no later than forty-five (45) days following the end of the applicable Contract Quarter.

(ii) Milestone. The Purchaser shall pay to Sellers the following one-time payments (each a “Milestone Payment”) if and to the extent that the Product achieves the following Net Revenue milestones during the Royalty Term (each, a “Milestone Event”):

Milestones USD	Milestone Payment USD
The Product achieves $30,000,000.00 Net Revenue in a Contract Year in the United States of America	$3,000,000.00
The Product achieves $50,000,000.00 Net Revenue in a Contract Year in the United States of America	$5,000,000.00
The Product achieves $70,000,000.00 Net Revenue Production a Contract Year in the United States of America	$7,000,000.00

(iii) Each Milestone Payment under Section 2.5(c)(ii) shall be payable only once, regardless of the number of times aggregate Contract Year Net Revenues reach a particular dollar threshold during the Royalty Term. If Net Revenues achieve a higher Milestone Event in a Contract Year without having first achieved a lower Milestone Event in any previous Contract Year, then the Milestone Payment(s) for the lower Milestone Event(s) also shall be due and payable to the Sellers concurrently with the Milestone Payment for the higher Milestone Event that has been achieved.

(iv) Each Milestone Payment shall be due and payable within forty-five (45) days following the first achievement of the applicable Milestone Event. Other than the Creditable Chargebacks Offset, if any, Purchaser shall have no right of set off, deduction or other limitation against its obligation to make payment of the full amount of any Contingent Payment due and payable hereunder.

(v) Quarterly Reports. Within forty-five (45) days following the end of each Contract Quarter during the Royalty Term, the Purchaser shall submit to Sellers a quarterly report (a “Quarterly Report”) that sets forth (a) a royalty report that includes the following information: (I) the Net Revenues of the Purchaser in respect of the Product in the United States for such Contract Quarter; and (II) the royalty payments in United States Dollars due and payable hereunder with respect to such Net Revenues; (b) a Milestone Events report that sets forth (I) the Net Revenues of Purchaser in respect of the Product in the United States for such Contract Quarter and any Milestone Events achieved and (II) any Milestone Payments due and payable to the Sellers in respect of Net Revenues for such Contract Year through and including such Contract Quarter; (c) a Receivables report that sets forth (I) the Receivables received or collected during such Contract Quarter, (II) the Creditable Chargebacks satisfied during such Contract Quarter and (III) the Net Receivables or Creditable Chargebacks Offset for such Contract Quarter; and (d) information in reasonable detail regarding the results of the Purchaser’s operations as they relate to the Product and any other information reasonably necessary to enable the Sellers to assess the Purchaser’s calculation and achievement of the Contingent Payments set forth in such Quarterly Report and the Purchaser’s compliance with the covenants set forth in this Section 2.5(c).

(vi) Inspection. The Purchaser shall keep complete, true and accurate books of account and records for the purpose of determining (i) the amount of Net Receivables payable under Section 2.5(a) of this Agreement, and (ii) the amounts payable under Section 2.5(c) of this Agreement. Such books and records shall be kept at the principal place of business of the Purchaser for the longer of (i) two (2) years following the end of the Contract Year to which they pertain, (ii) the date that is seventy-five (75) days following the end of the Royalty Term, or (iii) such other period as may be required by applicable Law. The Purchaser (the “Audited Party”) shall make such books of account and records available, on not less than ten (10) Business Days’ advance written notice sent by the Sellers (the “Auditing Party”), for inspection during normal business hours by the Sellers or their designee, including any outside accounting or other advisors for the purpose of verifying the accuracy of any Quarterly Report, statement or report given by the Audited Party and of the calculation of the royalties and Milestone Payment(s), if any, due or paid hereunder for any Contract Quarter. Except in the case of willful misconduct or fraud, (a) the Audited Party’s financial records with respect to a given reporting period shall only be subject to one (1) inspection per Contract Year, and (b) the Auditing Party’s right to an inspection pertaining to any Contract Year or portion thereof shall expire two (2) years after the end of such Contract Year (or, in the case of the last Contract Year, one year thereafter). The Auditing Party and its designees shall treat all financial information subject to review under this Section 2.5(c)(v) in accordance with the confidentiality provisions of Section 5.6, and shall cause its advisors to enter into an acceptable confidentiality agreement with the Audited Party obligating it to retain all such information in confidence pursuant to such confidentiality agreement. Upon the expiration of twenty-four (24) months following the end of any Contract Year during the Royalty Term, (x) royalty calculations and Milestone Payment calculations with respect to such Contract Year shall be binding and conclusive upon both parties unless an inspection is ongoing with respect to such Contract Year or portion thereof or any report or calculation with respect to such Contract Year or portion thereof is the subject of an unresolved dispute pursuant to Section 2.5(c)(vii), and (y) the Auditing Party and the Audited Party shall be released from any liability or accountability with respect to said calculations for such Contract Year other than liability with respect to (i) any amounts that may become due and payable as a result of completion of any ongoing inspection, (ii) any unpaid amounts resulting from any inspection theretofore conducted pursuant to this Section 2.5(c)(vi) or (iii) any dispute with respect thereto that remains unresolved or was resolved pursuant to Section 2.5(c)(vii) but remains unpaid.

(vii) Milestone or Royalty Dispute. In the event that the Sellers believe in good faith that a Milestone has been achieved or royalty payments are due and payable or if the Sellers conclude based on any inspection conducted pursuant to Section 2.5(c)(vi) that a report or statement provided pursuant to Section 2.5(c)(vi) or a payment due or paid thereunder contains an error, then it shall notify the Purchaser in writing of such belief or conclusion, which notice shall include the basis for such good faith belief or conclusion in reasonable detail. To the extent the Purchaser agrees, the Purchaser shall provide written notice thereof to the Sellers and shall pay any unpaid amount resulting from such agreement within fifteen (15) Business Days. To the extent the Purchaser disputes such notice, it shall provide written notice thereof to the Sellers within fifteen (15) Business Days. If the parties are unable to resolve such dispute after good faith discussions, then, at Sellers’ election by written notice to the Purchaser, the parties shall engage a disinterested independent certified public accounting firm designated by Sellers and reasonably acceptable for the Audited Party (a “Dispute Expert”) for the purpose of verifying the accuracy of any disputed Quarterly Report, statement or report underlying the dispute and the related Contingent Payments calculations in accordance with the provisions of this Agreement; provided, however, that such Dispute Expert shall not be or have been at any time within the previous five (5) years an Affiliate, employee, consultant, officer or director of the Purchaser, the Sellers, or any of their respective Affiliates. If the Purchaser and the Sellers cannot agree on a mutually acceptable Dispute Expert within ten (10) Business Days after Sellers’ delivery to Purchaser of its election to submit the dispute to a Dispute Expert, then within five (5) Business Days after the expiration of such ten (10)-Business Day period, each of the Purchaser and the Sellers shall appoint one Dispute Expert who shall jointly select a third Dispute Expert within ten (10) Business Days after the last to occur of their respective appointments to arbitrate and determine the referred matter. The Dispute Expert mutually agreed by the parties or, if the parties cannot agree, the third Dispute Expert selected by the party-appointed Dispute Experts shall be referred to as the “Selected Dispute Expert”. Prior to the initiation of its engagement, the Selected Dispute Expert shall execute a confidentiality agreement reasonably satisfactory to the Purchaser and the Sellers. The Purchaser and the Sellers shall instruct the Selected Dispute Expert to render a determination with respect to the dispute as promptly as practicable but in no event later than thirty (30) days after such person’s appointment (the “Determination Period”). The Selected Dispute Expert’s determination shall be made based on the terms of this Agreement with respect to the calculation of Net Revenues, Contingent Payments, Net Receivables and any Creditable Chargebacks Offset, and the submission of documents and evidence by the parties (including any such documentation or evidence reasonably requested by the Selected Dispute Expert, which the Sellers or Purchaser shall provide upon request to the extent in such party’s possession or control) and, upon the Selected Dispute Expert’s request, by Third Parties, unless the Selected Dispute Expert determines that an oral hearing is necessary. The Selected Dispute Expert shall determine deadlines within the Determination Period for submitting documents and dates, if any, of oral hearings. The Selected Dispute Expert shall provide written notice of its determination (the “Dispute Resolution Notice”) to both the Purchaser and the Sellers upon making its determination. The prevailing party shall pay all expenses, including costs and expenses of the Selected Dispute Expert and all legal fees, incurred in connection with the dispute resolution by such Selected Dispute Expert, unless the Selected Dispute Expert determines that an overpayment to, or an underpayment by, the Audited Party resulted from a discrepancy in a Quarterly Report that the Audited Party provided to the Auditing Party with respect to the applicable reporting period subject to such audit, which underpayment or overpayment was more than ten percent (10%) of the amount set forth in such Quarterly Report or fifty thousand USD ($50,000), whichever is lower, in which case the Audited Party shall bear the full cost of such dispute resolution by the Selected Dispute Expert. If a Selected Dispute Expert identifies a discrepancy made during such period, (x) any unpaid amounts that are determined shall be paid by the Audited Party within ten (10) Business Days of the date of delivery of the Selected Dispute Expert written report or decision so concluding (or as otherwise agreed upon by Auditing Party and Audited Party), (y) any overpaid amounts shall either, at the election of the Audited Party, be deducted from the amounts payable under Section 2.5(c) of this Agreement for subsequent Contract Quarters or repaid by the Auditing Party within forty-five (45) days of the delivery of a notice by the Audited Party requesting repayment. Any decision or written report rendered by the Selected Dispute Expert shall be final and binding upon the parties as to the calculation of any amounts set forth in all Quarterly Reports to which such decision or written report relates. All proceedings conducted by the Selected Dispute Expert shall take place in New York City, New York.

(viii) Diligence. From the Closing Date and until the later of (x) the payment of all Contingent Payments due hereunder and (y) the expiration of the Royalty Term, the Purchaser shall (A) operate the Business in the ordinary course of business consistent with its conduct of its business prior to the Closing Date and the Purchaser shall take all actions reasonably necessary or advisable to maximize the Contingent Payments, (B) use Commercially Reasonable Efforts to maximize the Contingent Payments hereunder, (C) refrain from intentionally or knowingly taking any action that would reasonably be expected to impair or prevent the Purchaser in any material respect from achieving Milestone Events and taking Commercially Reasonable Efforts to maximize Contingent Payments, and (D) use reasonable efforts in collecting the Receivables during the Royalty Term taking into account the issues attendant to collecting receivables owed to the estate of a chapter 11 debtor; provided, however, that the Purchaser shall not be required in connection with such efforts to pursue legal remedies in respect of any Receivable. If the Purchaser determines not to pursue further collection efforts with respect to a Receivable, it shall include in the next Quarterly Report the identity and amount of such Receivable and, upon the written request from Sellers, shall transfer ownership of such receivable to the Indenture Trustee. Notwithstanding the foregoing, Sellers acknowledge and agree that (1) continued development, Commercialization and Exploitation of Purchaser’s long-acting injectable testosterone product by or on behalf of Purchaser or any of its Affiliates, and (2) the acquisition, in-licensing, development, Commercialization or Exploitation by or on behalf of Purchaser or any of its Affiliates of any other non-oral testosterone product, in each case, will not constitute a breach of subsection (C) of this Section 2.5(c)(viii). Notwithstanding anything to the contrary in this Section 2.5(c)(viii), the Purchaser hereby agrees and covenants that it shall use Commercially Reasonable Efforts to initiate Commercialization of the Products within thirty (30) days following the Closing Date, including dedicating, committing, or assigning no less than seventy-five (75) individual field employees for the Commercialization, marketing and sales of the Product.

(ix) Interest. Any payments or portions thereof due hereunder that are not paid on the date such payments are due under this Agreement in accordance with Section 2.5(c) shall bear interest at a rate equal to the lesser of: (i) one and one half percentage point (1.5%) above the prime rate as published by The Wall Street Journal or any successor thereto on the first day of each Contract Quarter in which such payments are overdue; or (ii) the maximum rate permitted by applicable Law; in each case calculated on the number of days such payment is delinquent (provided that if the payment is disputed, such interest shall be calculated from the time that the dispute is resolved), compounded monthly.

(x) No Equity Holder Right. The Parties acknowledge and agree that (i) the right to receive any Contingent Payments is solely a contractual right and does not, in and of itself, constitute an equity ownership interest in the Purchaser or any other Person; and (ii) the Sellers have no rights as a security holder of the Purchaser or any other Person merely as a result of their right to receive the Contingent Payments.

(xi) No Fiduciary Duty. Each Seller acknowledges that neither the Purchaser nor its Affiliates owe, by virtue of their obligations under this Section 2.5 a fiduciary duty or any implied duties to Sellers and the parties intend that the express provisions of this Agreement shall set forth the only obligations that apply to their relationship with respect to the Contingent Payments.

(xii) Indenture Trustee. Simultaneously with delivery by the Sellers or the Purchaser of any report, notice or other written communication required by, or otherwise made pursuant to or related to the matters covered by, this Section 2.5(c), the delivering party shall also deliver a copy of such report, notice or other communication to the Indenture Trustee and its counsel at the location(s) set forth in Section 10.1 of this

Agreement, provided that the Indenture Trustee enters into a customary written agreement whereby it agrees to maintain the confidentiality of any information delivered pursuant to this Section 2.5(c) and to use such information only for the purposes set forth in this Section 2.5(c).

Section 2.6 Deposit.

(a) The Purchaser has deposited with the Escrow Agent $500,000 (the “Deposit”). The Deposit shall not be subject to any Lien, attachment, trustee process or any other judicial process of any creditor of the Sellers or Purchaser, except that Sellers’ right, title and interest in the Deposit under this Agreement and applicable Law shall be subject to a lien and security interest granted by any Sellers to the Escrow Agent (to the extent required by the escrow agreement between the Sellers and the Escrow Agent, the “Escrow Agreement”). Interest accrued on the Deposit shall become a part of the Deposit (such collective amount, the “Deposit Amount”) and shall be paid to the party entitled to the Deposit in accordance with this Section 2.6. Interest (and other earnings) accrued on the Deposit shall be treated as allocable to the Purchaser for U.S. federal (and applicable state and local) income tax purposes. The Deposit Amount shall be credited to the Purchase Price if the Closing occurs.

(b) The Deposit Amount shall be held and disbursed pursuant to the terms of the Bidding Procedures Order and this Agreement, including:

(i) If the Closing shall occur, then the Deposit Amount shall be credited against the Purchase Price and the Deposit Amount shall be delivered to the Sellers;

(ii) If this Agreement is terminated pursuant to and in accordance with any provision of Section 7.1 other than Section 7.1(a)(iii), then the Deposit Amount shall be promptly returned to the Purchaser and, in any event, no later than five (5) Business Days after such termination; or

(iii) If this Agreement is terminated by Sellers pursuant to and in accordance with Section 7.1(a)(iii), then the Deposit Amount shall be promptly delivered to Sellers and, in any event, no later than five (5) Business Days after such termination.

Section 2.7 Allocation of Purchase Price.

(a) Within sixty (60) days after the Closing Date, the Purchaser shall deliver to the Sellers, or any trustee appointed under the terms set forth in any bankruptcy plan confirmed by the Sellers (as applicable), an allocation statement (the “Allocation Statement”), setting forth its calculation of the allocation of the sum of the Purchase Price and the Assumed Liabilities, as adjusted for payments made pursuant to ARTICLE 9, among the Purchased Assets, in accordance with the rules under Section 1060 of the Code and any comparable provisions of state or local Law (the “Allocation”). The Sellers will review the Allocation Statement and the Allocation, and, to the extent the Sellers disagree with the content of the Allocation Statement, the Sellers will inform the Purchaser of such disagreement within thirty (30) days after receipt of the Allocation Statement. The Sellers and the Purchaser will attempt in good faith to resolve any such disagreement. If the Sellers and the Purchaser are unable to reach a good faith agreement on the content of the Allocation Statement within ninety (90) days of the Closing Date, the Sellers and the Purchaser will each use its own allocation statement. For purposes of this Section 2.7, all actions of the Sellers may be the obligations or rights of a liquidating trustee of the Sellers’ estate.

(b) If the Purchaser and the Sellers agree on the Allocation Statement, the Purchaser and the Sellers will report the Allocation of the Purchase Price in a manner consistent with the Allocation Statement and will act in accordance with the Allocation Statement in the preparation and filing of all Tax Returns and for all other Tax, financial accounting or other purposes, in any litigation, or otherwise, except as required by applicable Law.

(c) The Purchaser and the Sellers will promptly inform one another of any challenge by any Governmental Authority to the Allocation made pursuant to this Section 2.7 and agree to consult with and keep each other informed with respect to the status of, and any discussion, proposal or submission with respect to, such challenge.

Section 2.8 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, NY 10018, subject to the satisfaction or waiver of the conditions set forth in Section 6.1 and Section 6.2 hereto, no later than October 27, 2022 (or such other date set forth in the Bidding Procedures Order), starting at 10:00 a.m., prevailing Eastern time, if not conducted electronically at the option of the parties hereto. The date and time on and at which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” All actions to be taken and all documents to be executed and delivered by the parties hereto at the Closing shall be deemed to have been taken and executed simultaneously, and no action shall be deemed taken nor any document executed and delivered until all have been taken, executed and delivered.

Section 2.9 Closing Deliveries.

(a) At the Closing, the Sellers will deliver or cause to be delivered to the Purchaser:

(i) a bill of sale and assignment in the form of Exhibit A (the “Bill of Sale and Assignment”) executed by the Sellers;

(ii) a certificate, dated as of the Closing Date, executed by the Sellers confirming the satisfaction of the conditions specified in Sections 6.1(a) and 6.1(b);

(iii) an Intellectual Property assignment agreement in the form of Exhibit B (the “Intellectual Property Assignment”) executed by the Sellers;

(iv) such other instruments of sale, transfer, conveyance and assignment as the Purchaser reasonably requests for the purpose of consummating the transactions contemplated by this Agreement (which shall not prejudice the rights of the Sellers or subject the Sellers to any additional Liabilities);

(v) an amendment to that certain Softgel Commercial Manufacturing Agreement, dated as of July 23, 2009, by and between Catalent Pharma Solutions, LLC (“Catalent”) and Clarus, as amended, duly executed by Catalent and Clarus, reflecting the following changes and in such form as otherwise approved by the Purchaser (the “Catalent Amendment”):

1) waiver of contract year 2022 (ending March 22, 2023) and contract year 2023 (ending March 22, 2024) minimum order requirements;

2) $1.5 million payment to Catalent, to be paid as $750,000 prior to March 1, 2023 and $750,000 prior to March 1, 2024; and

3) extension of the term of the contract by two years, with the terms of the two-year extension to be subject to a good faith negotiation between Catalent and the Purchaser with regard to annual minimums and other key contract points.

(vi) [Reserved];

(vii) possession of the Purchased Assets that are in Sellers’ possession;

(viii) a copy of the Sale Order entered by the Bankruptcy Court; and

(ix) a duly executed IRS Form W-9 from each Seller.

(b) At the Closing, the Purchaser will deliver or cause to be delivered to the Sellers or for the Sellers’ benefit:

(i) the Cash Payment by wire transfer of immediately available funds to an account designated by the Sellers prior to the Closing, less the amount of the Deposit and any interest thereon at the rate specified, if any, in the Escrow Agreement plus the amount incurred by the Sellers pursuant Section 2.3(j);

(ii) evidence of the ability to satisfy the Assumed Liabilities (other than those to be satisfied in cash on the Closing Date) to the extent necessary to satisfy the Bankruptcy Code, or as required by order of the Bankruptcy Court;

(iii) the Bill of Sale and Assignment executed by the Purchaser;

(iv) a certificate, dated as of the Closing Date, executed by the Purchaser confirming the satisfaction of the conditions specified in Sections 6.2 (a) and 6.2(b); and

(v) the Intellectual Property Assignment executed by the Purchaser;

(vi) such other instruments of assumption as the Sellers reasonably request for the purpose of consummating the transactions contemplated by this Agreement (which shall not prejudice the rights of the Purchaser or subject the Purchaser to any Liabilities beyond the Assumed Liabilities); and

(vii) a cash payment by wire transfer of immediately available funds to an account designated by the Sellers prior to the Closing, in an amount equal to the Pre-Closing IP Validation Cap as reimbursement for Sellers’ payments of such fees and expenses.

Section 2.10 Payment of Cure Costs. The Purchaser shall pay any and all Cure Costs with respect to the Purchased Contracts in cash, or in such other manner as agreed by the Purchaser and the Contract Counterparty to a Purchased Contract, as soon as practicable after the applicable Assumption and Assignment Effective Date: (i) for non-Disputed Contracts, in the amount specified on the Assigned Contracts Schedule as of the Closing Date; (ii) for Disputed Contracts, as determined by the Bankruptcy Court or by mutual agreement with the Contract Counterparty; and (iii) for Previously Omitted Contracts, in the amount specified on the Previously Omitted Contract Assignment and Assumption Notice absent an objection from the applicable Contract Counterparty or as determined by the Bankruptcy Court or by mutual agreement with the Contract Counterparty if the applicable Contract Counterparty objects to the Cure Costs set forth on the Previously Omitted Contract Assignment and Assumption Notice.

Section 2.11 Consents. Notwithstanding any other provision of this Agreement, this Agreement does not effect an assignment of any Purchased Contract to the extent that such Purchased Contract is not assignable under the Bankruptcy Code without the consent of the other party or parties thereto, and the consent of such other party has not been given or received, as applicable, as of the Closing. As to any Purchased Asset, including any Purchased Contract and Governmental Authorization, the Sellers will use commercially reasonable efforts to obtain as promptly as practicable prior to the Closing (and, prior to the entry by the Bankruptcy Court of an order confirming a Chapter 11 plan or dismissing the Chapter 11 Cases, and subject to the availability of funds for such purpose, use commercially reasonable efforts to continue seeking after the Closing, if consent is not obtained prior to the Closing), the consent of the other parties to transfer such Purchased Asset to the Purchaser or, if required, novation thereof to the Purchaser or, alternatively, written confirmation from such parties reasonably satisfactory to the Sellers and the Purchaser that such consent is not required. In no event, however, will the Sellers be obligated to pay any money to any Person or to offer or grant financial or other accommodations to any Person in connection with obtaining any consent, waiver, confirmation, novation or approval with respect to any such Purchased Contract. If any required consent, waiver, confirmation, novation or approval is not obtained with respect to any such Purchased Asset prior to the Closing, then to the extent permitted by applicable Law, the Sellers and the Purchaser will cooperate to establish an agency type or other similar arrangement reasonably satisfactory to the Sellers and the Purchaser under which the Purchaser would obtain (including by means of subcontracting, sublicensing or subleasing arrangement), to the extent practicable, all rights, and assume the corresponding Assumed Liabilities thereunder for the period of time that the Purchaser shall receive such rights, or under which the Sellers would enforce, for the benefit of the Purchaser, with the Purchaser assuming and agreeing to pay the Sellers’ Liabilities and expenses (other than Excluded Liabilities) for the period of time that the Purchaser shall receive such benefits, any and all rights of the Sellers against a Third Party to any such Purchased Asset. In such event: (a) the Sellers will promptly pay to the Purchaser when received all moneys relating to the period on or after the Closing Date received by it under any Purchased Asset not transferred pursuant to this Section 2.11; and (b) for the period of time set forth in clause (a) the Purchaser will promptly pay, perform or discharge when due any Assumed Liabilities arising thereunder after the Closing Date but not transferred to the Purchaser pursuant to this Section 2.11. The failure by the Purchaser or the Sellers to obtain any required consent, waiver, confirmation, novation or approval with respect to any Purchased Contract will not relieve any party from its obligation to consummate at the Closing the transactions contemplated by this Agreement. The Purchaser acknowledges that no adjustment to the Purchase Price will be made for any Purchased Assets that are not assigned and that the Purchaser will have no claim against the Sellers after the Closing in respect of any such unassigned Purchased Assets.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Sellers represent and warrant to the Purchaser as follows, except as set forth on the disclosure schedule delivered by the Sellers to the Purchaser concurrently with the execution and delivery of this Agreement and dated as of the date of this Agreement (the “Sellers Disclosure Schedule”):

Section 3.1 Organization. The Sellers are corporations duly organized and validly existing and in good standing under the Laws of the State of Delaware. Except as a result of the filing of the Petitions, the Sellers have all requisite power and authority to conduct the Business as presently conducted. The Sellers are duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, a Material Adverse Effect. The Sellers have heretofore delivered to the Purchaser true and complete copies of the certificate of incorporation, bylaws or other material governing documents of the Sellers as currently in effect. Clarus is a Subsidiary of Holdings. Clarus does not have any Subsidiaries.

Section 3.2 Authority and Enforceability. Subject only to the entry of the Bidding Procedures Order and the Sale Order, the Sellers have all requisite corporate power, authority and capacity to execute and deliver this Agreement and the other agreements contemplated hereunder and to perform their obligations under this Agreement and such other agreements. Subject only to the entry of the Bidding Procedures Order and the Sale Order, the execution, delivery and performance of this Agreement and the other agreements contemplated hereunder and the consummation of the transactions contemplated by this Agreement and such other agreements by the Sellers have been duly authorized by all necessary action on the part of the Sellers. The Sellers have duly and validly executed and delivered this Agreement. Assuming the due authorization, execution and delivery of this Agreement by the Purchaser and subject to the entry of the Sale Order, this Agreement constitutes the valid and binding obligation of the Sellers, enforceable against the Sellers in accordance with its terms.

Section 3.3 No Conflict. Subject only to the entry of the Bidding Procedures Order and the Sale Order, neither the execution, delivery and performance of this Agreement by the Sellers, nor the consummation by the Sellers of the transactions contemplated by this Agreement, will: (a) conflict with or violate the organizational documents of Sellers; (b) result in a breach or default under, or create in any Person the right to terminate, cancel, accelerate or modify, or require any notice, consent, approval, or waiver under, any material Contract to which the Sellers are a party or to which the Purchased Assets are bound in any case with or without notice or lapse of time or both (other than needed consents for transfer of licenses to Company Used Intellectual Property); (c) violate any Law or Judgment applicable to the Sellers, the Business or the Purchased Assets; (d) result in the imposition of any Lien or other encumbrance on any of the assets of the Sellers; or (e) require the Sellers to obtain any Governmental Authorization or otherwise require any consent, approval or notice to any Governmental Authority.

Section 3.4 Title to Assets; Liens. Except as set forth on Schedule 3.4 of the Sellers Disclosure Schedule, as of the date of this Agreement, the Sellers have good and marketable title to the Purchased Assets, and subject to the entry of the Sale Order, at Closing, the Purchaser will be vested with good and marketable title to all of the Purchased Assets, which Purchased Assets shall be conveyed free and clear of any Liens or Claims by order of the Bankruptcy Court.

Section 3.5 Claims, Litigation and Disputes. Except as set forth on Schedule 3.5 of the Sellers Disclosure Schedule, there are currently no pending or, to the Knowledge of the Sellers, threatened in writing, lawsuits, administrative or regulatory proceedings, actions, orders, arbitration or reviews, or formal complaints or investigations or inquiries, including grand jury subpoenas by any Person, concerning or against the Sellers, or to which the Business or any of the Purchased Assets may be subject.

Section 3.6 Compliance with Laws; Governmental Authorizations. Each of the Sellers are in compliance in all material respects with all Laws, Orders, ordinances, decrees, rules or regulations of any Governmental Authority applicable to the Business or the Purchased Assets. Schedule 3.6 of the Sellers Disclosure Schedule sets forth all material Governmental Authorizations, including Regulatory Approvals, held by the Sellers. The Sellers have in effect the Governmental Authorizations necessary to conduct the Business in all material respects as it is currently being conducted in accordance with the Laws of any Governmental Authority having jurisdiction over their properties or activities, except for any such failure to obtain a Governmental Authorization that has not had, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that it shall be the sole and exclusive obligation of the Purchaser to obtain any Governmental Authorizations necessary for future operations, provided that the Sellers shall provide reasonable assistance regarding the transfer of any Governmental Authorizations held by the Sellers in accordance with Section 5.16). The Sellers have not received any written notice from a Governmental Authority of any proceeding, inquiry, investigation, violation or alleged violation of any Laws or Orders related to the Business or the Purchased Assets or of any pending or threatened withdrawal, suspension or termination of a Governmental Authorization. All material fees and charges due and payable with respect to the Governmental Authorizations held by the Sellers have been made in full.

Section 3.7 Environmental Matters. To the Sellers’ Knowledge, the operation of the Business by the Sellers is being conducted in material compliance with all applicable Environmental Laws and under all environmental, health and safety Governmental Authorizations and other authorizations required under all applicable Environmental Laws to operate the Business as it is currently being operated. All such Governmental Authorizations or other authorizations are in full force and effect. No material penalty has been assessed and no investigation or review is pending or, to the Knowledge of the Sellers, threatened in writing by any Governmental Authority with respect to any alleged failure by the Sellers to comply with any applicable Environmental Law or to have any material environmental, health or safety Governmental Authorization or other authorization required under any applicable Environmental Law in connection with the operation of the Business. To the Sellers’ Knowledge, there are no past or present facts, circumstances or conditions, including the Release of any Materials of Environmental Concern that could reasonably be expected to result in a material claim under applicable Environmental Laws against the Sellers.

Section 3.8 Contracts. The Sellers have made available to the Purchaser, true and complete copies of, and Schedule 3.8 of the Sellers Disclosure Schedule sets forth a true and complete list of, all Contracts material to the operation of the Business. The Sellers have not, and, to the Sellers’ Knowledge, no other party to any Purchased Contract has, commenced any action against any of the parties to any Purchased Contract or given or received any written notice of any material default or violation under any Purchased Contract that has not been withdrawn or dismissed except to the extent such default or violation will be cured as a result of the payment of the applicable Cure Cost. Assuming payment of the Cure Costs, to the Sellers’ Knowledge, each Purchased Contract is, or will be upon the Closing, valid, binding on all parties thereto and in full force and effect in accordance with its terms. To the Sellers’ Knowledge, there are no material disputes between the Sellers and any other party to or otherwise in connection with any Purchased Contract, other than in connection with the payment of the Cure Cost. To the Sellers’ Knowledge, the Sellers have not received any written notice that any other party to a Purchased Contract intends to cancel or terminate such Contract or has committed or failed to perform any act which, with or without notice, lapse of time or both would constitute, in any material respect, a breach of or default under any of the Purchased Contracts. The Subsidiaries are not parties to the Purchased Contracts.

Section 3.9 Intellectual Property.

(a) Schedule (a) of the Sellers Disclosure Schedule sets forth a true and complete list of all of the Company Owned Intellectual Property, Company Used Intellectual Property (other than Commercially Available IP) and IP Agreements (other than with respect to Commercially Available IP), including a true and complete list of all United States, foreign, international and state: (i) Patents and Patent applications, including serial numbers for each filed application and Patent numbers for each issued Patent, included in the foregoing; (ii) Trademark registrations, applications and material unregistered Trademarks, included in the foregoing; (iii) domain names, included in the foregoing; and (iv) Copyright registrations, applications and material unregistered Copyrights, included in the foregoing. The Sellers have provided to the Purchaser true and complete copies of all IP Agreements that are included in the Acquired Intellectual Property, together with all amendments and material written notices relating to the foregoing. Each IP Agreement included in the Company Owned Intellectual Property, Company Used Intellectual Property and Acquired Intellectual Property is valid and binding on the Sellers and, to Sellers’ Knowledge, the other parties thereto in accordance with its terms and is in full force and effect. Neither the Sellers nor, to Sellers’ Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of breach or default of or any intention to terminate, any IP Agreement included in the Acquired Intellectual Property.

(b) Except for United Stated federal research grants and customary funding arrangements with Governmental Authorities as set forth in Schedule 3.9(b), no funding, facility or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, the Product or any Company Owned Intellectual Property or Company Used Intellectual Property.

(c) Except as set forth in Schedule 3.9(c) in the Sellers Disclosure Schedule, the Sellers solely and exclusively owns all Company Owned Intellectual Property and is properly licensed under or has the valid and enforceable right to use all Company Used Intellectual Property, free and clear of all Liens and Claims, and none of such rights will be affected by the consummation of the transactions contemplated by this Agreement (subject to any necessary consents for the transfer of any Company Used Intellectual Property). The Sellers are neither party to or bound by any Contract that impairs their ability to use, sell, transfer, assign, license or convey any of the Company Owned Intellectual Property. There are no inquiries, investigations, Claims, opposition, interference, or cancellation proceedings challenging or contesting any of the Company Owned Intellectual Property, or to the Sellers’ Knowledge, the Company Used Intellectual Property, and the Sellers have not received written notice from any Third Party: (i) alleging infringement by the Sellers of Intellectual Property rights of any Person; or (ii) challenging or threatening to challenge the Sellers’ right, title, or interest with respect to their ownership, use of, or continued use or right to preclude others from using any Acquired Intellectual Property as currently used, or the validity, enforceability or registrability of any such Intellectual Property. To the Sellers’ Knowledge, the Sellers have not infringed, misappropriated or otherwise violated any Intellectual Property of any Person, and neither the conduct of the Business nor the Acquired Intellectual Property nor the Product (or any use of any of the foregoing) infringes, misappropriates or otherwise violates the rights of any Person including any Intellectual Property owned or purported to be owned by any Third Party.

(d) To Sellers’ Knowledge, no Third Party is purporting to or infringing, misappropriating, diluting, or otherwise violating any Acquired Intellectual Property. The Sellers have not brought or threatened in writing a Claim against any Person: (i) alleging infringement, misappropriation or other violation of Acquired Intellectual Property; or (ii) challenging any Person’s ownership or use of, or the validity, enforceability or registrability of any Acquired Intellectual Property. The Sellers have not licensed or transferred ownership of, or, except in the ordinary course of business and as would not adversely affect such Intellectual Property, granted or authorized the retention of any license or right under or with respect to, or authorized the retention of any right with respect to ownership of, any Acquired Intellectual Property. No Third Party has brought or threatened in writing a Claim against the Sellers: (i) challenging any Person’s ownership or use of, or the validity, enforceability or registrability of any Acquired Intellectual Property; or (ii) alleging infringement of any Third Party’s Intellectual Property relating to Exploitation of the Product and/or the Business by the Sellers. The Sellers are not aware of any Third Party Intellectual Property that would be infringed by operation of the Business, including Exploitation of the Product.

(e) The Company Owned Intellectual Property, the Company Used Intellectual Property, and the Commercially Available IP is the only Intellectual Property used by Sellers in or necessary for the operation of the Business by the Sellers. The Company Owned Intellectual Property and, to the Sellers’ Knowledge, the Company Used Intellectual Property: (i) has been duly maintained, including the payment of all required fees, and all necessary documents, recordations and certificates have been filed with the relevant governmental entity for the purposes of prosecuting, perfecting and maintaining and such Intellectual Property; (ii) to the Knowledge of the Sellers, is subsisting, in full force and effect and there are no orders, materials, information, facts or circumstances that would render any such Intellectual Property invalid, cancelled, abandoned or unenforceable or that would materially affect any pending application or renewal for any such Intellectual Property; (iii) has not been cancelled, expired or abandoned or adjudged invalid or unenforceable; and (iv) to the Knowledge of the Sellers, is valid and enforceable (except for pending Patent applications in various jurisdictions, which by their nature as applications are not yet enforceable). To the Sellers’ Knowledge and based on reasonable search and inquiry, no Intellectual Property owned or Controlled by a Third Party prevents the Sellers from operation of the Business, including the Exploitation of the Product.

(f) The Sellers have taken commercially reasonable measures to protect their rights, title and interests in and to all Company Owned Intellectual Property and Company Used Intellectual Property, and to maintain, protect, and preserve the security, confidentiality, value and ownership of all material non-public Company Owned Intellectual Property and Company Used Intellectual Property relating to the Business, including by implementing commercially reasonable security measures and requiring any Person to whom the Sellers provides access to such non-public Company Owned Intellectual Property to execute and deliver to the Sellers a valid and enforceable (except as enforceability may be limited by: (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) Laws governing specific performance, injunctive relief and other equitable remedies) confidentiality agreement in customary form.

(g) All current and, to Sellers’ Knowledge, former directors, officers, and employees of Sellers who are or were involved in, or who have participated in or contributed to, the conception, development, creation, reduction to practice, improvement to or modification of the Product or Acquired Intellectual Property or any other Intellectual Property used by Sellers or held for use in the Business have executed and delivered to the Sellers a written agreement that (i) includes customary confidentiality terms and (ii) assigns to the Sellers any Intellectual Property rights conceived, developed, created, or reduced to practice by such director, officer or employee in the course of services performed for the Sellers by such director, officer or employee. No current or, to Sellers’ Knowledge, former director, officer or employee of Sellers retains any Intellectual Property rights to the Acquired Intellectual Property.

(h) The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Purchaser’s right to own, use or hold for use any Acquired Intellectual Property as owned, used or held for use in the conduct of the Business as currently conducted.

Section 3.10 Taxes. Except as set forth in Schedule 3.10 in the Sellers Disclosure Schedule, (a) the Sellers have filed or has caused to be filed on a timely basis all material Tax Returns that are or were required to be filed with respect to the Purchased Assets; (b) all material Taxes due and payable by the Sellers with respect to the Purchased Assets, whether or not shown on a Tax Return, have been paid in full, other than those Taxes which have been stayed by the filing of the Petition or are otherwise contested in good faith; (c) the Sellers have not requested or consented to extend to a date later than the Closing Date the time in which any material Tax may be assessed or collected by any Governmental Authority with respect to the Purchased Assets; (d) no deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of material Tax has been proposed, asserted or assessed by any Governmental Authority against the Sellers with respect to the Purchased Assets and there is no action, suit, taxing authority proceeding or audit now in progress, pending or, to the Knowledge of the Sellers, threatened in writing against or relating to the Sellers with respect thereto; (e) there are no pending audits by any taxing authority in connection with the Purchased Assets; (f) the Sellers are not a party to, or bound by, any Tax indemnity, Tax-sharing, or Tax allocation agreement that relates to the Purchased Assets (other than as set forth in this Agreement); and (g) there are no Liens for Taxes (other than for current Taxes not yet due and payable, Liens for Taxes filed as a result of the Chapter 11 Cases, or are otherwise being contested in good faith) upon the Purchased Assets.

Section 3.11 Real Property. Schedule 3.11 of the Sellers Disclosure Schedule sets forth a true and complete list of all material leased real property of the Sellers (the “Leased Real Property”), and the Sellers have provided to the Purchaser true and complete copies of the leases related thereto. The Sellers have a valid leasehold interest in the Leased Real Property, and the leases granting such interests are in full force and effect in all material respects. Except as set forth on Schedule 3.11 of the Sellers Disclosure Schedule, none of the Leased Real Property is subject to any sublease or grant to any Third Party of any right to the use, occupancy or enjoyment of the Leased Real Property that would materially impair the use of the Leased Real Property in the operation of the Business. The Sellers have not received written notice of any pending or threatened condemnations relating to the Leased Real Property. The Sellers do not own any real property.

Section 3.12 Financial Statements. The Sellers have delivered to Purchaser complete and correct copies of audited financial statements of the Sellers as, at and for the period ended December 31, 2021 (the “Annual Financial Statements”). The Annual Financial Statements fairly present in all material respects the financial condition and the results of the operations of the Business for the respective periods and as of the respective dates depicted therein and were prepared in accordance with GAAP consistently applied throughout the periods indicated therein.

Section 3.13 [Reserved.]

Section 3.14 Inventory. Schedule 3.14 in the Sellers Disclosure Schedule sets forth a correct and complete list of all Inventory and the location of such Inventory as of a date no later than three Business Days prior to the Effective Date, which list shall be substantially similar to the most recent list of Inventory previously provided by the Sellers to the Purchaser. All Inventory, whether or not reflected in the Sellers’ financial statements, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All Inventory is owned by Sellers free and clear of all Liens, and no Inventory is held on a consignment basis.

Section 3.15 Government Contracts.

(a) For purposes of this Agreement, “Government Contracts” means, with respect to or related to the Business, (i) Contracts between any Seller or any Affiliate of any Seller and any (1) Governmental Authority, (2) any prime contractor performing under a prime Contract with a Governmental Authority, or (3) any subcontractor performing under a prime Contract with any Governmental Authority and (ii) all bids and proposals made by any Seller which, if accepted, would lead to any of the foregoing.

(b) Schedule 3.16(b) sets forth a correct and complete list of (i) all Government Contracts currently held by any Seller and (ii) each unexpired bid or proposal made to any Governmental Authority within the past year for which an award has not been issued (“Government Bid”).

(c) Except as set forth on Schedule 3.16(c), with respect to each Government Contract and Government Bid, each Seller has complied in all material respects with the terms and conditions of such Government Contract or Government Bid, and the requirements of any Applicable Laws pertaining to such Government Contract or Government Bid.

Section 3.16 [Reserved.]

Section 3.17 No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE 3 (WHICH SHALL NOT SURVIVE CLOSING), INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES, ALL OF THE ASSETS AND LIABILITIES TO BE SOLD, CONVEYED, ASSIGNED, TRANSFERRED OR ASSUMED, AS APPLICABLE, IN ACCORDANCE WITH THIS AGREEMENT, SHALL BE SOLD, CONVEYED, ASSIGNED, TRANSFERRED OR ASSUMED ON AN “AS IS, WHERE IS” BASIS.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Sellers as follows:

Section 4.1 Organization and Good Standing. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to conduct its business as it is presently conducted.

Section 4.2 Authority and Enforceability. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Purchaser. The Purchaser has duly and validly executed and delivered this Agreement. Assuming the due authorization, execution and delivery of this Agreement by the Sellers and subject to the entry of the Sale Order, this Agreement constitutes the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to: (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) Laws governing specific performance, injunctive relief and other equitable remedies.

Section 4.3 No Conflict. Neither the Purchaser’s execution, delivery and performance of this Agreement, nor the consummation by the Purchaser of the transactions contemplated by this Agreement, will: (a) conflict with or violate the Purchaser’s organizational documents; (b) result in a breach or default under or create in any Person the right terminate, cancel, accelerate or modify, or require any notice, consent or waiver under, any material Contract to which the Purchaser is a party or by which the Purchaser is bound, in any case with or without due notice or lapse of time or both; (c) result in the imposition of any Lien or other encumbrance on any of the assets of the Purchaser; (d) violate any Law or Judgment applicable to the Purchaser; or (e) require the Purchaser to obtain any Governmental Authorization or make any filing with any Governmental Authority, subject only to the entry of the Sale Order.

Section 4.4 Legal Proceedings. There is no Proceeding pending or, to the Purchaser’s knowledge, threatened against the Purchaser that questions or challenges the validity of this Agreement or that may prevent, delay, make illegal or otherwise interfere with the ability of the Purchaser to consummate any of the transactions contemplated by this Agreement.

Section 4.5 Availability of Funds. The Purchaser has, and at Closing will have, immediately available cash in an amount sufficient to allow the Purchaser to perform all of its obligations under this Agreement and thereafter to pay and discharge the Assumed Liabilities.

Section 4.6 No Knowledge of Breach or Inaccuracy. To the Purchaser’s knowledge, as of the date of this Agreement, there is no breach of, or inaccuracy in, or any fact, event, breach, condition or occurrence that may constitute a breach of, or inaccuracy in, any representation or warranty made by the Sellers in this Agreement.

Section 4.7 Independent Investigation. The Purchaser has conducted its own independent investigation, review and analysis of the Business and the Purchased Assets as it has deemed appropriate, which investigation, review and analysis was done by the Purchaser and its representatives. In entering into this Agreement, the Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Sellers or their representatives (except the representations and warranties set forth in ARTICLE 3, including the related portions of the Disclosure Schedule). The Purchaser acknowledges and agrees that: (a) other than the representations and warranties set forth in ARTICLE 3, including the related portions of the Disclosure Schedule, none of the Sellers, none of their Affiliates, nor any of their respective officers, directors, employees, agents, representatives or stockholders make or have made any representation or warranty, express or implied, at law or in equity, as to any matter whatsoever relating to the Business, the Purchased Assets, the Assumed Liabilities or any other matter relating to the transactions contemplated by this Agreement, and the Purchaser is purchasing the Purchased Assets from the Sellers “as is” and “where is”; and (b) none of the Sellers, none of their Affiliates, nor any of their respective officers, directors, employees, agents, representatives or stockholders will have or will be subject to any Liability or indemnification obligation to the Purchaser or any other Person resulting from the distribution to the Purchaser or its Affiliates or representatives of, or the Purchaser’s use of, any information relating to the Business or any other matter relating to the transactions contemplated by this Agreement, including any descriptive memoranda, summary business descriptions or any information, documents or material made available to the Purchaser or its Affiliates or representatives, whether orally or in writing.

ARTICLE 5
COVENANTS

Section 5.1 Access and Investigation. Until the Closing, subject to existing confidentiality agreements and upon reasonable advance notice from the Purchaser, the Sellers will allow the Purchaser and its representatives reasonable access during normal business hours and without unreasonable interference with the operation of the Business to: (a) such materials and information about the Business as the Purchaser may reasonably request; (b) specified members of management of the Business as the Purchaser may reasonably request; and (c) any premises used by the Sellers in connection with the Business.

Section 5.2 Operation of the Business.

(a) Until the Closing, except: (i) as required by Law, including in connection with the Chapter 11 Cases (it being understood that no provision of this Section 5.2 will require the Sellers to make any payment to any of their creditors with respect to any amount owed to such creditors as of the Petition Date or which would otherwise violate the Bankruptcy Code); (ii) as expressly set forth in this Agreement or Section 5.2 of the Sellers Disclosure Schedule; or (iii) as otherwise consented to by the Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), the Sellers will operate, and will conduct the Business in the ordinary course of business in all material respects and use their Commercially Reasonable Efforts to (1) preserve intact the Business’s relationships with their suppliers, customers and others doing business with it, subject to the limitation that any payments necessary for the forgoing shall be provided for and within the amounts in the Approved Budget approved from time to time; (2) continue to maintain all advertising material, all documentation that would constitute acquired Regulatory Documentation and all books and records on a basis consistent with past practice; and (3) continue to make all necessary or appropriate filings and payments with and to Governmental Authorities in connection with the Business in a timely manner, and maintain in effect all existing Regulatory Approvals and Governmental Authorizations required for the ongoing operation of the Business as presently conducted.

(b) Until the Closing, except: (i) as required by Law, including in connection with the Chapter 11 Cases (it being understood that no provision of this Section 5.2 will require the Sellers to make any payment to any of their creditors with respect to any amount owed to such creditors as of the Petition Date or which would otherwise violate the Bankruptcy Code); (ii) as expressly set forth in this Agreement or Schedule 5.2 of the Sellers Disclosure Schedule; (iii) as otherwise consented to by the Purchaser (which consent will not be unreasonably withheld, conditioned or delayed); or (iv) pursuant to any orders approving debtor in possession financing and/or use of cash collateral, or any KEIP/KERP orders or other orders affecting employees, entered by the Bankruptcy Court in the Chapter 11 Cases, the Sellers will not:

(i) amend or terminate any Purchased Contract or any other material Contract;

(ii) amend the certificates of incorporation, by-laws or other governing documents of the Sellers;

(iii) waive or release any material right or claim with respect to the Purchased Assets;

(iv) sell, lease, transfer, license or otherwise dispose of, or permit any Lien on any portion of, the Purchased Assets, other than in respect of inventory in the ordinary course of business;

(v) incur or suffer to exist any indebtedness for borrowed money except any such indebtedness that is an Excluded Liability;

(vi) acquire, by merger or consolidation with, or by purchase of all or a substantial portion of the assets or stock of, or by any other manner, any business or entity, make any investment in any Person or enter into any joint venture, partnership or other similar arrangement for the conduct of the Business;

(vii) except as required by applicable Law or an Employee Plan: (A) grant any severance, retention or termination pay to, or enter into or amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement with, any employee; (B) increase the compensation or benefits provided to any employee; (C) grant any incentive awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any employee; (D) establish, adopt, enter into or amend any Employee Plan or Collective Bargaining Agreement; or (E) terminate the employment of any employee other than for cause;

(viii) transfer or dispose of, abandon, lapse, allow to lapse, sell, assign, subject to any Lien, grant any right or license to, any Acquired Intellectual Property, or disclose (except as necessary in the conduct of the Business consistent with past practice) to any Person, other than the Purchaser or its representatives, any trade secret, formula, process or know-how that is not a matter of public knowledge prior to such disclosure;

(ix) grant any refunds, credits, rebates or other allowances to any supplier, vendor, customer or distributor related to the Business except in the ordinary course of business;

(x) settle, or offer or propose to settle, any material claim or action arising out or relating to the Business or relating to the transactions contemplated by this Agreement;

(xi) fail to pay any material Taxes with respect to the Purchased Assets on or before the date when it becomes due and payable; or

(xii) agree in writing to take any of the foregoing actions.

Section 5.3 Employee Matters. The Purchaser shall have the right, but not the obligation, to offer employment on an at-will basis or otherwise engage any of the Service Providers, at any time on or after the Closing Date, on such terms and conditions established by the Purchaser in its sole discretion. In no event shall the Purchaser be obligated to hire or engage any Service Providers for any period following the Closing. The Purchaser shall have no obligation to continue or assume any Employee Plan of the Sellers or to offer any Employee Plan to Service Providers.

Section 5.4 Consents and Filings; Commercially Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties will use their respective commercially reasonable efforts: (i) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement; and (ii) as promptly as practicable after the date of this Agreement, to obtain all Governmental Authorizations from, and make all filings with, all Governmental Authorities, and to obtain all other consents, waiver approvals or authorizations of, declarations, filings or registrations with, or notices to all other Third Parties, that are necessary or advisable in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, including the transfer and/or assignment of the Purchased Assets to the Purchaser as contemplated herein, in either case, in form and substance reasonably satisfactory to the Purchaser.

(b) Each of the Sellers and the Purchaser will promptly notify the other of any communication it or any of its Affiliates receives from any Governmental Authority relating to the transactions contemplated by this Agreement, and will permit the other party to review in advance any proposed communication by such party to any Governmental Authority. Neither the Sellers nor the Purchaser will agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting. Each of the Sellers and the Purchaser will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing. Each of the Sellers and the Purchaser will provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.

Section 5.5 Guaranty.

(a) Notwithstanding anything to the contrary herein, Guarantor undertakes to cause Purchaser and its Affiliates to perform all of their obligations under this Agreement and the other agreements contemplated hereby, and irrevocably guarantees, as principal and not as surety, (i) the due and punctual payment of all monetary obligations now or hereafter due and payable by the Purchaser pursuant to this Agreement and the other agreements contemplated hereby, and (ii) the full and complete performance of, all of Purchaser’s (or its Affiliate’s) obligations herein and therein. This guaranty shall be a guaranty of payment and performance and not of collection, and Guarantor hereby agrees that its obligation hereunder shall be primary and unconditional (and not as a surety), subject in all respects to the terms and conditions of this Agreement. Guarantor represents and warrants to the Sellers that it has all requisite corporate power, authority and capacity to execute and deliver this Agreement and the other agreements contemplated hereunder and to perform its obligations under this Section 5.5 waiver. Guarantor hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against the Purchaser, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 5.5.

(b) Notwithstanding the foregoing, the parties hereto acknowledge and agree that a future combination of Guarantor and Purchaser, whether by merger, consolidation, share transfer or otherwise, shall not be prohibited hereunder so long as following such combination Purchaser shall directly or indirectly hold substantially all of the assets that were previously held by Guarantor.

Section 5.6 Confidentiality. Effective upon the Closing Date, all confidentiality agreements between the Sellers and the Purchaser concerning the Sellers, the Business (including the Business) or the transactions contemplated hereby shall terminate except as set forth in this Section 5.6 (other than with respect to the Excluded Assets and Excluded Liabilities). Following the Closing, the Sellers will, and will instruct their directors, officers, Service Providers and advisors to, hold in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all Confidential Information, except to the extent that such Confidential Information: (a) must be disclosed in connection with the obligations of the Sellers pursuant to this Agreement; (b) can be shown to have been in the public domain through no fault of the Sellers; (c) becomes a matter of public record as a result of the Chapter 11 Cases and filings made with the Bankruptcy Court with respect thereto; or (d) was later lawfully acquired by the Sellers from sources other than those related to their prior ownership of the Business. Notwithstanding the foregoing, in no event will this Section 5.6 limit or otherwise restrict the right of the Sellers to disclose such Confidential Information: (i) to their and their Affiliates’ respective directors, officers, Service Providers, agents and advisors to the extent reasonably required to facilitate any delivery or performance of this Agreement; (ii) to any Governmental Authority or arbitrator to the extent reasonably required in connection with any Proceeding relating to the enforcement of this Agreement; or (iii) as otherwise required by applicable Law.

Section 5.7 Public Announcements. Prior to the Closing, neither the Purchaser nor the Sellers will issue any press release or make any other public announcement relating to this Agreement or the transactions contemplated hereby without the prior written approval of the other party (which approval will not be unreasonably withheld, conditioned or delayed), unless required by applicable Law or by any listing agreement with any national securities exchange. Prior to issuing any such press release or making any such other public announcement as required by applicable Law or by any listing agreement with any national securities exchange and without the other party’s prior written approval, the disclosing party will give the other party a copy of the proposed press release or other public announcement and reasonable opportunity to comment on the same.

Section 5.8 Bulk Transfer Laws. The Sellers shall ensure that the Sale Order shall provide either that: (a) the Sellers have complied with any applicable bulk sale or bulk transfer Laws of any jurisdiction in connection with the transactions contemplated by this Agreement; or (b) compliance with such Laws described in the foregoing clause (a) is not necessary or appropriate under the circumstances.

Section 5.9 Bankruptcy Court Matters.

(a) The Purchaser and the Sellers will use their respective good faith and commercially reasonable efforts to cause the Sale Order to become a Final Order as soon as practicable after its entry.

(b) The Sellers shall use commercially reasonable efforts to:

(i) cause the Bankruptcy Court to enter the Sale Order by no later than 11:59 p.m. prevailing Eastern time on October 26, 2022; and

(ii) consummate the Closing as promptly as practicable after entry of the Sale Order, but in no event later than 11:59 p.m. prevailing Eastern time on or before October 27, 2022 (the “Outside Date”).

(c) The Sellers will promptly take such actions as are reasonably requested by the Purchaser to assist in obtaining entry of the Sale Order, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court for purposes, among others, of providing necessary assurances of performance by the Purchaser of its obligations under this Agreement and all other agreements, instruments, certificates and other documents to be entered into or delivered in connection with the transactions contemplated by this Agreement and demonstrating that the Purchaser is a good faith buyer under Section 363(m) of the Bankruptcy Code.

(d) If an appeal is taken, or petition for certiorari or motion for rehearing or re-argument filed, or a stay pending appeal is requested from either the Bidding Procedures Order or the Sale Order, the Sellers will promptly notify the Purchaser of such appeal, petition, motion or stay request and the Sellers, with input from the Purchaser, will take all reasonable steps to defend against such appeal, petition, motion or stay request. Notwithstanding the foregoing, nothing in this Agreement precludes the parties from consummating the transactions contemplated by this Agreement if the Sale Order has been entered and has not been stayed and if the Purchaser, in its sole discretion, waives in writing the condition set forth in Section 6.1(d) that the Sale Order be a Final Order.

(e) The Sellers and the Purchaser shall comply with all of their respective obligations under the Bidding Procedures Order and Sale Order (after the entry of such order by the Bankruptcy Court).

(f) The Sellers shall comply (or obtain an order waiving compliance) with all requirements under the Bankruptcy Code and Bankruptcy Rules in connection with obtaining approval of the transactions contemplated by this Agreement. The Sellers shall serve on all required Persons, including: (i) all Persons who are known to possess or assert a Claim or Lien against or interest in the Purchased Assets; (ii) all applicable Governmental Authorities; (iii) all other Persons required by any order of the Bankruptcy Court, the Bankruptcy Code or the Bankruptcy Rules; and (iv) using commercially reasonable efforts to serve any other Persons that the Purchaser reasonably may request, any notice of the motions, hearings, or orders necessary to comply with its obligations under this Section 5.9 and to consummate the transactions contemplated hereby.

Section 5.10 Bankruptcy Court Approval. The Purchaser and the Sellers acknowledge that, under the Bankruptcy Code, the sale of Purchased Assets is subject to approval of the Bankruptcy Court. The Purchaser and the Sellers acknowledge that to obtain such approval, the Sellers must demonstrate that it has taken reasonable steps to obtain the highest or best value possible for the Purchased Assets, including giving notice of the transactions contemplated by this Agreement to creditors and other interested parties as ordered by the Bankruptcy Court, providing information about the Purchased Assets to prospective bidders, entertaining higher or better offers from Qualified Bidders and, if necessary, conducting an Auction and selling the Purchased Assets to another Qualified Bidder.

Section 5.11 Assumption & Rejection of Contracts.

(a) At the Closing and pursuant to Section 365 of the Bankruptcy Code and the Sale Order, Sellers shall assume and assign to the Purchaser, and the Purchaser shall assume from Sellers, the Contracts of Sellers set forth on Schedule 5.11(a) (the “Assigned Contracts Schedule”). The Purchaser may designate any Contract of Sellers as a Purchased Contract by listing such Contract on the Assigned Contracts Schedule, which schedule may be supplemented or revised by the Purchaser until two (2) days prior to the day of the Closing (or such later date to the extent set forth in this Section 5.11). Any Contracts of Sellers that are not set forth on the Assigned Contracts Schedule shall be deemed to be Excluded Contracts. Sellers shall neither assume nor assign any Excluded Contracts to the Purchaser. With respect to any particular Purchased Contract, the effective date of the assignment to the Purchaser (the “Assumption and Assignment Effective Date”) shall be the later to occur of (x) the Closing Date or (y) the date the Purchaser designates a Disputed Contract or Previously Omitted Contract as a Purchased Contract.

(b) In the event of an objection by a Contract Counterparty to the Cure Cost asserted by Sellers with regard to any Contract (such contract, a “Disputed Contract”), Sellers, at the option of the Purchaser if the Purchaser chooses to continue to pursue the assumption and assignment of the Disputed Contract, shall either settle the objection of such party or shall litigate such objection under procedures as the Bankruptcy Court shall approve and proscribe; provided, that the Purchaser shall pay to the Sellers on a current basis any post-petition administrative expenses arising under such Disputed Contract from the earlier to occur of (i) the Closing Date, or (ii) October 27, 2022, pending the determination whether such Disputed Contract will be assumed and assigned or rejected. In no event shall any Seller settle a Cure Cost objection with regard to any Purchased Contract without the express written consent of the Purchaser (with an email consent being sufficient). In the event that a dispute regarding the Cure Cost with respect to a Purchased Contract has not been resolved as of the Closing Date, the Sellers and Purchaser shall nonetheless remain obligated to consummate the transactions contemplated by this Agreement. Upon entry of an Order of the Bankruptcy Court determining any Cure Cost regarding any Disputed Contract after the Closing (the “Disputed Contract Order”), the Purchaser shall have the option to designate the Disputed Contract as a Purchased Contract (regardless of whether such Disputed Contract was set forth on the Assigned Contracts Schedule, in which case, for the avoidance of doubt, the Purchaser shall assume the Disputed Contract and shall be responsible for paying the associated Cure Cost (if any) with respect to such Disputed Contract within fifteen (15) Business Days of such Disputed Contract being designated a Purchased Contract); provided, however, that if the Purchaser does not designate such Disputed Contract as a Purchased Contract within fifteen (15) Business Days after the date of the Disputed Contract Order (or such later date as agreed by the Sellers and the Purchaser) (the “Disputed Contract Outside Date”), (a) such Disputed Contract shall automatically be deemed to be an Excluded Contract for all purposes under the Sale Order and this Agreement, (b) the Purchaser shall not be obligated to pay any Cure Cost associated with such Disputed Contract, and (c) the Purchaser shall be liable for the payment of any post-petition administrative expenses arising under such Disputed Contract from the earlier to occur of (i) the Closing Date or (ii) October 27, 2022, until the earlier of (i) the date the Purchaser provides the Sellers with notice as to whether it intends to designate such Disputed Contract as a Purchased Contract or (ii) the Disputed Contract Outside Date.

(c) For all purposes of this Agreement (including all representations and warranties of Sellers contained herein), Sellers shall be deemed to have obtained all required consents in respect of the assignment of any Purchased Contract and to have cured all defaults thereunder if, and to the extent that, pursuant to the Sale Order, Section 365 Order or Disputed Contract Order, as applicable, Sellers are authorized and directed to assume and assign the Purchased Contracts to the Purchaser pursuant to Section 365 of the Bankruptcy Code.

(d) Each Excluded Contract may be rejected by the Sellers in their sole and absolute discretion, subject to approval by the Bankruptcy Court. No designation of any Contract for assumption and assignment or rejection in accordance with this Section 5.11, the Bidding Procedures, the Bidding Procedures Order or the Sale Order will give rise to any adjustment to the Purchase Price.

(e) If at any time, prior to the earlier of confirmation of a plan in the Chapter 11 Cases or entry or an order dismissing the Chapter 11 Cases, it is discovered that a Contract material to the operation of the Business should have been listed on Schedule Section 3.8 of the Sellers Disclosure Schedule, but was not so listed (any such Contract, a “Previously Omitted Contract”), the Sellers shall, promptly following the discovery thereof (but in no event later than five (5) Business Days following the discovery thereof), notify the Purchaser in writing of such Previously Omitted Contract and provide the Purchaser with a copy of such Previously Omitted Contract and the Cure Cost (if any) in respect thereof. The Purchaser shall thereafter deliver written notice to the Sellers, no later than ten (10) Business Days following such notice of such Previously Omitted Contract from the Sellers, if the Purchaser elects for such Previously Omitted Contract to be a Purchased Contract (the “Previously Omitted Contract Election”).

(f) If the Purchaser elects for a Previously Omitted Contract to be a Purchased Contract in accordance with Section 5.11(e), the Sellers shall file and serve an assignment and assumption notice on the Contract Counterparty to such Previously Omitted Contract (a “Previously Omitted Contract Assignment and Assumption Notice”) notifying such Contract Counterparty of the Sellers’ intention to assume and assign to the Purchaser such Previously Omitted Contract, including the proposed Cure Cost (if any). Such notice shall provide such Contract Counterparty an opportunity to object to the assumption of its Contract. If such Contract Counterparty, the Sellers and the Purchaser are unable to reach a consensual resolution with respect to an objection to the assumption of the Previously Omitted Contract, the Sellers will seek an expedited hearing before the Bankruptcy Court to seek approval of the assumption and assignment of such Previously Omitted Contract; provided, that the Purchaser shall pay to the Sellers on a current basis any post-petition administrative expense arising after the delivery of the Previously Omitted Contract Election under such Previously Omitted Contract, pending the determination whether such Previously Omitted Contract will be assumed and assigned or rejected. If the Bankruptcy Court enters a Disputed Contract Order with respect to such Previously Omitted Contract, the Purchaser shall have the option to designate the Previously Omitted Contract as a Purchased Contract (in which case, for the avoidance of doubt, the Purchaser shall assume the Previously Omitted Contract and shall be responsible for paying the associated Cure Cost (if any) with respect to such Previously Omitted Contract within fifteen (15) Business Days of such Previously Omitted Contract being designated a Purchased Contract); provided, however, that if the Purchaser does not designate such Previously Omitted Contract as a Purchased Contract within fifteen (15) Business Days after the date of the Disputed Contract Order (or such later date as agreed by the Sellers and the Purchaser) (the “Previously Omitted Contract Outside Date”), such Previously Omitted Contract shall automatically be deemed to be an Excluded Contract for all purposes under this Agreement, Purchaser shall not be obligated to pay any Cure Cost associated with such Previously Omitted Contract, and the Purchaser shall be liable for the payment of any post-petition administrative expenses arising under such Previously Omitted Contract arising from the date of the delivery of the Previously Omitted Contract Election until the earlier of (i) the date the Purchaser provides the Sellers with notice as to whether it intends to designate such Previously Omitted Contract as a Purchased Contract or (ii) the Previously Omitted Contract Outside Date.

Section 5.12 Backup Bidder. The Sellers and Purchaser agree that, in the event that the Purchaser is not the Successful Bidder at the Auction, and the Alternative Transaction with the Successful Bidder does not close, if and only if the Purchaser is the Backup Bidder, the Purchaser shall promptly consummate the transactions contemplated by this Agreement upon the terms and conditions as set forth herein, including the Purchase Price as the same may be modified by the Purchaser at the Auction, in accordance with the Bidding Procedures. The Purchaser acknowledges that time is of the essence in achieving Closing and shall undertake all commercially reasonable efforts to reach Closing in a timely manner.

Section 5.13 License.(a) Sellers hereby grant Purchaser a non-exclusive, non-transferable royalty-free license to use the Sellers name and image as they currently appear on the Inventory and any marketing materials related to the Product solely in connection with the Commercialization and sale of the Inventory until the Inventory expires.

Section 5.14 Payments Received. The Sellers, on the one hand, and the Purchaser, on the other hand, each agree that, after the Closing, each will hold and will promptly transfer and deliver to the other, from time to time as and when received by them, any cash, checks with appropriate endorsements (using commercially reasonable efforts not to convert such checks into cash) or other property that they may receive on or after the Closing which belongs to the other and will account to the other for all such receipts. Without limiting the generality of the foregoing, the Sellers (prior to the entry by the Bankruptcy Court of an order confirming a Chapter 11 plan or dismissing the Chapter 11 Cases) agrees to cooperate with the Purchaser, at the sole cost of the Purchaser, to inform parties owing payments to the Business after the Closing that constitute Purchased Assets (the “Business Payments”) of the accounts of the Purchaser that should receive such Business Payments following the Closing and otherwise reasonably assist the Purchaser to ensure that such Business Payments are made to such accounts. The Sellers, on the one hand, and the Purchaser, on the other hand, hereby agrees that any payments mistakenly received by them, or their respective Affiliates shall be promptly transferred and delivered back to the other party or its Affiliate, as applicable.

Section 5.15 Cessation of Use of Acquired Intellectual Property. For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary: (a) the Sellers acknowledge and agree that, from and after the Closing, the Sellers shall not have any right, title or interest in or to any Acquired Intellectual Property; and (b) from and after the Closing, the Sellers shall cease and discontinue any and all use or other Exploitation of any and all Acquired Intellectual Property.

Section 5.16 Transfer of Governmental Authorizations and IP Registrations. From and after the date hereof, the Sellers, on the one hand, and the Purchaser, on the other hand, shall, and shall cause their respective Affiliates to, (i) promptly make or cause to be made all filings and submissions required to be made under any Laws applicable to the Seller and the Purchaser for the consummation of the transactions contemplated by this Agreement, and (ii) transfer to the Purchaser as of the Closing (or as soon as reasonably practicable thereafter), all Company IP Registrations and Governmental Authorizations included in the Purchased Assets, including any that is necessary for the import, manufacture, distribution, marketing and sale by the Purchaser of the products of the Business under applicable Law, and to enable the continued maintenance of any Company IP Registrations; provided that: (a) any reasonable, documented out-of-pocket costs associated with such cooperation by the Sellers after the Closing (including the pro rata portion of the costs of any Service Provider directly providing such cooperation after the Closing, as determined by the amount of time dedicated by such Service Provider to such cooperation as a proportion of all time dedicated by such Service Provider to the Sellers) shall be borne by the Purchaser; and (b) nothing in this Section 5.16 shall be deemed to require the Sellers to remain debtors in the Chapter 11 Cases or maintain their corporate existence for any period of time beyond forty-five (45) days after the Closing Date; provided that the foregoing shall not be deemed to require the Sellers to take any action in violation of the Cash Collateral Orders.

Section 5.17 Further Actions.

(a) To the extent that any inventory included in the Purchased Assets is held by or in the control of a Third Party, the Sellers will use commercially reasonable efforts to deliver, at the cost and direction of the Purchaser, possession or control of such inventory to the Purchaser at or as promptly as is practicable following the Closing (including the delivery of appropriate notices and instructions to such Third Parties, and requests to such Third Parties to provide the Sellers and the Purchaser with acknowledgements as to the inventory in such form and substance as the Purchaser may reasonably request).

(b) Subject to the other express provisions of this Agreement, upon the request of either party to this Agreement, the other party will execute and deliver such other documents, instruments and agreements as the requesting party may reasonably require for the purpose of carrying out the intent of this Agreement and the transactions contemplated by this Agreement.

(c) The Purchaser shall not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not the Purchaser is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions or all or substantially all of its properties or assets in respect of the Product in one or more related transactions to, any Person unless (i) the Purchaser is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than the Purchaser) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation, partnership or limited liability company organized or existing under the Laws of the United States or the Laws of any other jurisdiction consented to by the Sellers (such consent not to be unreasonably withheld, conditioned or delayed) (the Purchaser or such Person, as the case may be, being herein called the “Successor Company”); (ii) the Successor Company (if other than the Purchaser) expressly assumes all the obligations of the Purchaser under this Agreement pursuant to documents or instruments in form reasonably satisfactory to the Sellers; (iii) no default by the Purchaser of its obligations under this Agreement shall have occurred and be continuing; and (iv) the Purchaser shall have delivered to the Sellers an officer’s certificate stating that such consolidation, amalgamation, merger, winding up, conversion, sale, assignment, transfer, lease, conveyance or other disposition and such documents or instruments (if any) comply with this Agreement including this Section 5.17.

(d) In the event the Purchaser is unable to pay the 2023 PDUFA Fee, and Purchaser requests the Sellers to pay the 2023 PDUFA Fee, the Sellers shall pay, or cause to be paid the 2023 PDUFA Fee, promptly following receipt of a cash payment, by wire transfer of immediately available funds to an account designated by the Sellers, from the Purchaser in an amount equal to the 2023 PDUFA Fee, as reimbursement for such payment by the Sellers.

ARTICLE 6
CONDITIONS PRECEDENT TO OBLIGATION TO CLOSE

Section 6.1 Conditions to the Obligation of the Purchaser. The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the Purchaser becoming the Successful Bidder (whether following the conclusion of the Auction or thereafter as a result of the Successful Bidder failing to close) and to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by the Purchaser, in whole or in part, in its sole and absolute discretion):

(a) Accuracy of Representations and Warranties. The representations and warranties of the Sellers in ARTICLE 3 must be true and correct in all respects as of the Closing (other than representations and warranties which by their terms are made as of a specific date, which shall have been true and correct in all respects as of such date), except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications as to materiality qualifiers or Material Adverse Effect contained therein for this purpose) has not had, and would not reasonably be expected to have, a Material Adverse Effect;

(b) Performance of Covenants. All of the covenants and obligations that the Sellers are required to perform or comply with under this Agreement on or before the Closing Date must have been duly performed and complied with in all material respects;

(c) No Action. There must not be in effect any Law or Judgment that would prohibit or make illegal the consummation of the transactions contemplated by this Agreement;

(d) Sale Order. The Sale Order must be a Final Order and must be in form and content satisfactory to the Purchaser;

(e) No Material Adverse Effect. There shall not have occurred any event or occurrence (regardless of whether such event or occurrence constitutes a breach of any representation, warranty, or covenant of the Sellers under this Agreement) after the date of this Agreement which has had, or would reasonably be expected to have, a Material Adverse Effect;

(f) [Reserved];

(g) PDUFA Fees. Confirmation that Sellers have paid and are current and in good standing with the FDA, as of the Closing Date, relating to any Prescription Drug User Fee Act fees of the Sellers other than the payment of $1,181,799 in fees due on November 7, 2022, with respect to 2023 (the “2023 PDUFA Fee”); and

(h) Transaction Documents. The Sellers must have delivered or caused to be delivered each document under Section 2.9(a), including, without limitation, the Catalent Amendment.

Section 6.2 Conditions to the Obligations of the Sellers. The obligation of the Sellers to perform any obligations hereunder, including to consummate the transactions contemplated by this Agreement, is subject to the Purchaser becoming the Successful Bidder (whether following the conclusion of the Auction or thereafter as a result of the Successful Bidder failing to close) and to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by the Sellers, in whole or in part):

(a) Accuracy of Representations and Warranties. The representations and warranties of the Purchaser in ARTICLE 4 must be true and correct in all respects as of the Closing (other than representations and warranties which by their terms are made as of a specific date, which shall have been true and correct in all respects as of such date), except where the failure of such representations and warranties to be so true and correct (disregarding all materiality qualifiers contained therein for this purpose) has not had, and would not reasonably be expected to have, a material adverse effect on the Purchaser’s ability to timely complete the transactions contemplated by this Agreement;

(b) Performance of Covenants. All of the covenants and obligations that the Purchaser is required to perform or comply with under this Agreement on or before the Closing Date must have been duly performed and complied with in all material respects;

(c) No Action. There must not be in effect any Law or Judgment that would prohibit or make illegal the consummation of the transactions contemplated by this Agreement;

(d) Sale Order. The Sale Order must be a Final Order and must be in form and content satisfactory to the Sellers; and

(e) Transaction Documents. The Purchaser must have delivered or caused to be delivered to the Sellers each document that Section 2.9(b) requires it to deliver.

ARTICLE 7
TERMINATION

Section 7.1 Termination Events.

(a) This Agreement may, by written notice given before the Closing, be terminated as follows:

(i) by mutual consent of the Purchaser and the Sellers;

(ii) by the Purchaser (so long as the Purchaser is not then in material breach of any of its representations, warranties or covenants contained in this Agreement), if (A) there has been a breach of any of the Sellers’ representations, warranties or covenants contained in this Agreement which would result in the failure of the conditions set forth in Section 6.1(a) or Section 6.1(b), as applicable, to be satisfied, and which breach has not been cured within ten (10) days after written notice of such breach has been delivered to the Sellers from the Purchaser or cannot be cured by the Outside Date; or (B) any other condition set forth in Section 6.1 remains unsatisfied by the Outside Date;

(iii) by the Sellers (so long as the Sellers are not then in material breach of any of their representations, warranties or covenants contained in this Agreement), if (A) there has been a breach of any of the Purchaser’s representations, warranties or covenants contained in this Agreement which would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b), as applicable, to be satisfied, and which breach has not been cured within ten (10) days after written notice of such breach has been delivered to the Purchaser from the Sellers or cannot be cured by the Outside Date; or (B) any other condition set forth in Section 6.2 remains unsatisfied by the Outside Date;

(iv) by either the Purchaser or the Sellers, if there is in effect a Final Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided, however, that the right to terminate this Agreement under this Section 7.1(a)(iv) will not be available to any party whose failure to fulfill any covenant or obligation under this Agreement is the cause of or resulted in the action or event described in this Section 7.1(a)(iv) occurring;

(v) by the Purchaser if: (A) the Chapter 11 Cases are dismissed or converted into a case under Chapter 7 of the Bankruptcy Code; or (B) an examiner with expanded powers or trustee is appointed in the Chapter 11 Cases; and

(vi) by the Sellers or Purchaser, if the Sellers enter into a definitive agreement with respect to an Alternative Transaction and the Bankruptcy Court enters an Order approving an Alternative Transaction and such Alternative Transaction closes.

(b) This Agreement shall terminate automatically in the event that: (i) the Purchaser is not chosen at the Auction to be the Successful Bidder or Backup Bidder; or (ii) the Purchaser is chosen at the Auction to be the Backup Bidder upon the expiration of the Backup Bid Expiration Date.

Section 7.2 Effect of Termination.

(a) If this Agreement is terminated pursuant to Section 7.1, this Agreement and all rights and obligations of the parties under this Agreement automatically end without Liability against any other party or its Affiliates, except that Section 5.7 (Public Announcements), Section 5.12 (Backup Bidder), ARTICLE 10 (General Provisions) (except for Section 10.11 (Specific Performance)) and this Section 7.2 shall remain in full force and survive any termination of this Agreement. Notwithstanding the foregoing, but except as contemplated in Section 7.2(b) below (in which case the forfeiture of the Deposit as liquidated damages shall be the sole and exclusive remedy), in the event this Agreement is terminated by a party because of the knowing and intentional breach of this Agreement by the other party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s knowing and intentional failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal rights and remedies hereunder and under applicable Law will survive such termination unimpaired.

(b) Following entry by the Bankruptcy Court of an order authorizing the sale to the Purchaser either as the Successful Bidder or Backup Bidder, the Deposit shall be forfeited to the Sellers as liquidated damages if the Purchaser fails to consummate the sale as the result of a breach by the Purchaser of any of its obligations under this Agreement.

(c) Subject to clause ((b)) above, the Sellers shall return the Deposit (with interest thereon at the rate specified, if any, in the Escrow Agreement) to the Purchaser within five (5) Business Days (i) following entry by the Bankruptcy Court of an order authorizing the sale of the Purchased Assets to a Person other than the Purchaser who submitted a Qualified Bid, unless the Purchaser shall have been designated as the Backup Bidder, in which case clause ((d)) below shall apply; or (ii) following termination by the Purchaser under Section 7.1.

(d) Subject to clause ((b)) above, in the event the Purchaser shall have been chosen as the Backup Bidder, the Purchaser’s Deposit shall be returned to the Backup Bidder (with interest thereon at the rate specified, if any, in the Escrow Agreement) within five (5) Business Days following the date its bid is no longer required to be open and irrevocable as set forth in Section 5.12. If the Backup Bidder is subsequently designated by the Sellers as the Successful Bidder as a result of the failure of the Successful Bidder to close on the sale within the time period set forth in Section 5.12, the Backup Bidder shall be deemed to be the Successful Bidder and the Sellers and the Backup Bidder shall close the sale of the Purchased Assets within ten (10) Business Days of the Backup Bidder becoming the Successful Bidder. Subject to clause ((b)) above, the Deposit of the Backup Bidder shall be held in escrow until such closing and applied (with interest thereon at the rate specified, if any, in the Escrow Agreement) to its obligations at the closing of the sale in accordance with Section 2.6 and Section 2.9(b)(i).

ARTICLE 8
NO SURVIVAL

Section 8.1 No Survival of Representations and Warranties and Certain Covenants. Each of the representations, warranties and covenants (other than covenants that, by their terms, survive the Closing or termination of this Agreement) in this Agreement or any agreement or certificate to be executed or delivered in connection with the transactions contemplated by this Agreement shall terminate at the Closing or upon termination of this Agreement pursuant to Section 7.1 and, following the Closing or the termination of this Agreement, as the case may be, no party shall make any claim whatsoever for any breach of any such representation, warranty or covenant hereunder, subject to Section 7.2. Nothing in this Section 8.1 shall limit the ability of the Purchaser to seek or obtain a return of the Deposit in accordance with this Agreement.

ARTICLE 9
TAX MATTERS

Section 9.1 Transfer Taxes. The Purchaser will pay in a timely manner all applicable sales, use, ad valorem, property, transfer, conveyance, documentary, recording, notarial, value added, excise, registration, stamp, gross receipts and similar Taxes and fees (“Transfer Taxes”), arising out of or in connection with or attributable to the transactions effected pursuant to this Agreement, including expenses and fees relating to registering Acquired Intellectual Property in the name of the Purchaser or its designee, regardless of whether such Transfer Taxes, expenses and fees are imposed by Law on the Purchaser, the Purchased Assets or the Sellers. Any Tax Returns that must be filed in connection with any Transfer Taxes will be prepared by the party that customarily has primary responsibility for filing such Tax Returns pursuant to the applicable Law under and according to which the respective Tax Returns are due to be filed; provided, however, that the preparing party will deliver such Tax Returns for the other party’s review and approval (not to be unreasonably withheld, conditioned or delayed) at least ten (10) Business Days prior to the applicable due date. The parties will cooperate with each other in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any such Transfer Taxes, or otherwise to comply with its obligations with respect to Transfer Taxes.

Section 9.2 Proration Items. Personal property Taxes, real property Taxes and other similar Taxes (the “Proration Items”) with respect to the Purchased Assets for any taxable period beginning before the Closing Date and ending after the Closing Date shall be prorated on a per diem basis between the Purchaser and the Sellers as of the Closing Date. The amount of the Proration Items attributable to the Sellers shall be equal to the amount of Tax for the period multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the period through and including the Closing Date and the denominator of which shall be the entire number of days in the period. For purposes of allocating all other Taxes (“Non-Proration Items”) with respect to the Purchased Assets for any Straddle Period, such Taxes shall be allocated between the pre-Closing portion of such Straddle Period and the post-Closing portion of such Straddle Period based on an interim closing of the books at the end of the day on the Closing Date. The Sellers shall bear any Non-Proration Items allocable to the pre-Closing portion of any Straddle Period and any other unpaid Taxes with respect to the Purchased Assets for Tax periods ending on or prior to the Closing Date (such Non-Proration Items and other pre-Closing Date Taxes, “Other Sellers Taxes”). The amount of all such Proration Items attributable to the Sellers and the amount of any Other Sellers Taxes shall be estimated as of the Closing Date and deducted from the Purchase Price at the Closing; provided, however that final payments with respect to the Proration Items or Other Sellers Taxes that are not able to be calculated as of the Closing Date shall be calculated and the Sellers (or any successor thereof or any estate) shall pay over any additional amount as soon as practicable after the Closing Date, but no later than five (5) Business Days after determination of such additional amounts.

ARTICLE 10
GENERAL PROVISIONS

Section 10.1 Notices. All notices and other communications under this Agreement must be in writing and are deemed duly delivered when: (a) delivered, if delivered personally or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile or by email with confirmation of receipt (or, the first Business Day following such transmission if the date of transmission is not a Business Day); or (c) received or rejected by the addressee, if sent by United States of America certified or registered mail, return receipt requested; in each case to the following addresses or email addresses and marked to the attention of the individual (by name or title) designated below (or to such other address, facsimile number or individual as a party may designate by notice to the other party):

If to the Sellers:

Clarus Therapeutics Holdings, Inc.

Clarus Therapeutics, Inc.
555 Skokie Boulevard, Suite 340

Northbrook, Illinois

Attn:	Steven A. Bourne, Chief Administrative Officer
Lawrence Perkins, Chief Restructuring Officer
Email:	SBourne@clarustherapeutics.com
lperkins@scpllc.com

with a copy (which will not constitute notice) to:

Goodwin Procter LLP
The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attn:	Barry Z. Bazian, Esq. Kizzy L. Jarashow, Esq.
Email:	bbazian@goodwinlaw.com
kjarashow@goodwinlaw.com

and with a further copy (which will not constitute notice) to the Indenture Trustee to the address set forth below.

If to the Purchaser:

Tolmar, Inc.

Attention: Ami Teves

485 Half Day Road, Suite 400

Buffalo Grove, IL 60089 USA

Email: ami.treves@tolmar.com

with a copy (which will not constitute notice) to:

Tolmar, Inc.

Attention: General Counsel

485 Half Day Road, Suite 400

Buffalo Grove, IL 60089 USA

Email: michael.elm@tolmar.com

with a further copy (which will not constitute notice) to:

Faegre Drinker Biddle & Reath LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402

Attention: Steven Kennedy

Email: steven.kennedy@faegredrinker.com

If to the Indenture Trustee:

U.S. Bank Trust National Association

Seattle Tower

1420 Fifth Avenue

Seattle, Washington 98101

Attention: Diana Jacobs, Vice President

Email: diana.jacobs@usbank.com

with a copy (which will not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

Four Embarcadero Center, 22nd Floor

San Francisco, CA 94111-5998

Attn: Joshua D. Morse, Esq

Email: Joshua.Morse@pillsburylaw.com

Section 10.2 Amendment. Except as otherwise expressly contemplated by this Agreement, this Agreement may not be amended, supplemented or otherwise modified except in a written document signed by each party hereto and that identifies itself as an amendment to this Agreement. Notwithstanding anything to the contrary herein, any deadline set forth in this Agreement that: (a) does not fall on a Business Day shall automatically be extended to the next Business Day; or (b) requires the Bankruptcy Court to either (i) hold a hearing by a specified date, or (ii) enter an order by a specified date, shall be subject to the Bankruptcy Court’s availability, calendar or discretion and such deadline shall automatically be extended to such date as the Bankruptcy Court is available or its calendar shall permit it to hold such hearing or enter such order, as applicable. All deadlines set forth herein may be modified by the parties in accordance with this Section 10.2.

Section 10.3 Waiver and Remedies. The parties may, but are not required to: (a) extend the time for performance of any of the obligations or other acts of the other party to this Agreement; (b) waive any inaccuracies in the representations and warranties of the other party to this Agreement contained in this Agreement; or (c) waive compliance with any of the covenants or conditions for the benefit of such party contained in this Agreement. (i) Any such extension or waiver by a party to this Agreement will be valid only if set forth in a written document signed on behalf of the party granting such waiver or extension; (ii) no extension or waiver will apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any covenant or condition, as the case may be, other than that which is specified in the written extension or waiver; and (iii) no failure or delay by a party in exercising any right or remedy under this Agreement or any of the documents delivered pursuant to this Agreement, and no course of dealing between the parties, operates as a waiver of such right or remedy, and no single or partial exercise of any such right or remedy precludes any other or further exercise of such right or remedy or the exercise of any other right or remedy. Notwithstanding anything to the contrary herein, any deadline set forth in this Agreement that does not fall on a Business Day shall automatically be extended to the next Business Day.

Section 10.4 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto and the documents and instruments referred to in this Agreement that are to be delivered at or prior to the Closing) constitutes the entire agreement between the parties and supersedes any prior understandings, agreements or representations by or between the parties, or either of them, written or oral, with respect to the subject matter of this Agreement.

Section 10.5 Assignment, Successors and Third Party Rights. This Agreement binds and benefits the parties and their respective successors (including any trustee, receiver, receiver-manager, interim receiver or monitor or similar officer appointed in any respect of the Sellers under Chapter 11 or Chapter 7 of the Bankruptcy Code and any Person appointed as a successor to the Sellers pursuant to a confirmed Chapter 11 plan). The Sellers and any successor thereto may assign any and all of their rights under this Agreement (including all rights of the Sellers with respect to Contingent Payments as set forth in Section 2.5(c)) to any Person or Persons without any consent of the Purchaser or Guarantor. No party may delegate any performance of its obligations under this Agreement, except that the Purchaser may at any time delegate the performance of its obligations (other than the obligation to pay the Purchase Price) to any Affiliate of the Purchaser so long as the Purchaser remains fully responsible for the performance of the delegated obligation. The Purchaser may designate one or more Affiliates, including any special purpose entities that may be organized by the Purchaser for such purpose, to take title to the Purchased Assets or any portion thereof and operate the business going forward, and upon written notice to the Sellers of any such designation by the Purchaser, the Sellers agrees to execute and deliver all instruments of transfer with respect to the Purchased Assets directly to, and in the name of, the Purchaser’s designees. No such designation shall affect, in any way, any guaranty of payment and performance provided to the Sellers by the Purchaser (including the guaranty of Guarantor provided in Section 5.5 of this Agreement), and such guaranty shall continue to obligate the guarantor. Nothing expressed or referred to in this Agreement will be construed to give any Person, other than (a) the parties to this Agreement (which includes any trustee, receiver, receiver-manager, interim receiver or monitor or similar officer appointed in any respect of the Sellers under Chapter 11 or Chapter 7 of the Bankruptcy Code and any Person appointed as a successor to the Sellers pursuant to a confirmed Chapter 11 plan), and (b) the Indenture Trustee on behalf of the holders of the Secured Notes, who shall be third party beneficiaries of the Sellers hereunder with the right to enforce directly against the Purchaser and the Guarantor all rights of the Sellers under this Agreement, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as may inure to a successor or permitted assignee under this Section 10.5.

Section 10.6 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by applicable Law.

Section 10.7 Exhibits and Schedules. The Exhibits and Schedules to this Agreement are incorporated herein by reference and made a part of this Agreement. The Sellers Disclosure Schedule is arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs of ARTICLE 3. The disclosure in any section or paragraph of the Sellers Disclosure Schedule shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section or paragraph of ARTICLE 3, except to the extent that (a) such information is cross-referenced in another part of the Sellers Disclosure Schedule; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation or warranty of the Sellers in ARTICLE 3. The information contained in the Sellers Disclosure Schedule is intended only to qualify the representations and warranties of the Sellers contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any such representations or warranties. Certain of the information contained in the Sellers Disclosure Schedule may not be required to be disclosed pursuant to this Agreement and be included solely for informational purposes. The inclusion of any information in the Sellers Disclosure Schedule shall not be construed as an admission or acknowledgement, in and of itself, that such information is material to the Business or the Sellers or any of their Affiliates. No information contained in the Sellers Disclosure Schedule shall be deemed to be an admission of any liability or obligation by the Sellers to any third party of any matter whatsoever, including of any violation of Law or breach of any agreement.

Section 10.8 Interpretation. In the negotiation of this Agreement, each party has received advice from its own attorney. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no provision of this Agreement will be interpreted for or against either party because that party or its attorney drafted the provision.

Section 10.9 Expenses. Except as otherwise provided herein, each party will pay its own direct and indirect expenses incurred in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated by this Agreement, including all fees and expenses of its advisors and representatives.

Section 10.10 Limitation on Liability. Notwithstanding any other provision of this Agreement to the contrary, in no event will any party or any of its Affiliates be liable for any special, incidental, indirect, exemplary, punitive or consequential damages (including lost profits, loss of revenue or lost sales) in connection with any claims, losses, damages or injuries arising out of the conduct of such party pursuant to this Agreement, regardless of whether the nonperforming party was advised of the possibility of such damages or not.

Section 10.11 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by either party in accordance with such party’s specific terms or were otherwise breached by such party. The parties accordingly agree that, prior to the termination of this Agreement pursuant to Section 7.1, in addition to any other remedy to which a non-breaching party is entitled at law or in equity, the non-breaching party is entitled to injunctive relief to prevent breaches of this Agreement by the breaching party and otherwise to enforce specifically the provisions of this Agreement against the breaching party; provided that, the non-breaching party shall only be entitled to injunctive relief if such non-breaching party is not otherwise in breach of this Agreement or if the breaching party is not otherwise entitled to terminate this Agreement. Each party expressly waives any requirement that the other party obtains any bond or provides any indemnity in connection with any action seeking injunctive relief or specific enforcement of the provisions of this Agreement. Notwithstanding anything contained in this Section 10.11, the liquidated damages set forth in Section 7.2(b) shall be the sole and exclusive remedy of the Sellers if the Purchaser fails to consummate the transactions contemplated under this Agreement as the result of a breach by the Purchaser of any of its obligations hereunder.

Section 10.12 Governing Law; Jurisdiction; Waiver of Jury Trial. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ANY CONFLICTS OF LAW PROVISIONS WHICH WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION. BY ITS EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ANY LEGAL ACTION, SUIT, DISPUTE OR PROCEEDING ARISING UNDER, OUT OF OR IN CONNECTION WITH THIS AGREEMENT SHALL BE BROUGHT IN THE FEDERAL OR STATE COURTS OF COMPETENT JURISDICTION LOCATED IN THE STATE OF DELAWARE OR IN THE BANKRUPTCY COURT (FOR SO LONG AS THE BANKRUPTCY COURT HAS JURISDICTION) AND EACH OF THE PARTIES HERETO IRREVOCABLY ACCEPTS AND SUBMITS ITSELF TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS, GENERALLY AND UNCONDITIONALLY, AND WAIVES ANY OBJECTIONS AS TO VENUE OR INCONVENIENT FORUM. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT HEREBY. NOTWITHSTANDING THE FOREGOING CONSENT TO JURISDICTION, SO LONG AS THE BANKRUPTCY COURT HAS JURISDICTION, EACH OF THE PARTIES AGREES THAT THE BANKRUPTCY COURT SHALL HAVE EXCLUSIVE JURISDICTION WITH RESPECT TO ANY MATTER UNDER OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, AND HEREBY SUBMITS TO THE JURISDICTION OF THE BANKRUPTCY COURT.

Section 10.13 No Joint Venture. Nothing in this Agreement creates a joint venture or partnership between the parties. This Agreement does not authorize any party hereto (a) to bind or commit, or to act as an agent, employee or legal representative of, any other party, except as may be specifically set forth in other provisions of this Agreement; or (b) to have the power to control the activities and operations of any other party. Each party agrees not to hold itself out as having any authority or relationship contrary to this Section 10.13.

Section 10.14 Counterparts; Signatures. The parties may execute this Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other party. The signatures of all parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or by .pdf, .tif, .gif, .jpeg or similar attachment to email transmission that includes a copy of the sending party’s signature(s) is as effective as signing and delivering the counterpart in person and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

Section 10.15 Preservation of Records; Post-Closing Access and Cooperation.

(a) For a period equal to the lesser of: (i) eighteen (18) months after the Closing Date; and (ii) the closing of the Chapter 11 Cases by the Bankruptcy Court (the “Post-Closing Access and Cooperation Period”), the Purchaser shall preserve and retain all books and records in its possession that are Purchased Assets (including any documents relating to any governmental or non-governmental claims, actions, suits, proceedings or investigations) relating to the Purchased Assets prior to the Closing Date.

(b) During the Post-Closing Access and Cooperation Period, subject to existing confidentiality agreements and upon reasonable advance notice from the Sellers (or their designee or successor), the Purchaser shall provide reasonable cooperation to the Sellers and their representatives (or their designee or successors, which may include the trustee of a liquidating trust) for the purpose of winding-up their affairs and finalizing the administration of the Chapter 11 Cases, including their books and records with respect to the Purchased Assets prior to the Closing Date, at the sole cost of the Sellers. During the Post-Closing Access and Cooperation Period, the Purchaser shall cooperate with, and shall permit and use its reasonable commercial efforts to cause, its personnel to cooperate with the Sellers (or, their designee or successors) after the Closing and upon receipt of prior written notice, in furnishing information, testimony and other assistance with respect to the Purchased Assets for periods prior to the Closing Date as reasonably required in connection with any action or proceeding relating to the Chapter 11 Cases; provided, that such access does not unreasonably interfere with the Purchaser’s business or operations.

[SIGNATURES APPEAR ON THE FOLLOWING PAGES]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

Tolmar, Inc.

By:	/s/ Jeff Lederman
Name:	Jeff Lederman
Title:	Chief Financial Officer

Tolmar HOLDINGS, Inc., as Guarantor

By:	/ s/ Jeff Lederman
Name:	Jeff Lederman
Title:	Chief Financial Officer

CLARUS THERAPEUTICS HOLDINGS, INC.

By:	/s/ Lawrence R. Perkins
Name:	Lawrence R. Perkins
Title:	Chief Restructuring Officer

CLARUS THERAPEUTICS, INC.

By:	/s Lawrence R. Perkins
Name:	Lawrence R. Perkins
Title:	Chief Restructuring Officer

Exhibit A

Form of Bill of Sale and Assignment

Exhibit B

Form of Intellectual Property Assignment